UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3

FORM SB-2/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PACIFIC CMA, INC.
(Name of small business issuer in its charter)

Colorado	4299	84-1475073
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4750 Table Mesa Drive Boulder, CO	80305
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (303) 494-3000

AGI Logistics (Hong Kong) Ltd.
Unit D, 11/F, Garment Center,
576-586 Castle Peak Road,
Cheung Sha Wan, Kowloon,
Hong Kong

(Address of principal place of business or intended principal place of business)

Gary S. Joiner
4750 Table Mesa Drive
Boulder, CO 80305
(303) 494-3000

(Name, address and telephone number of agent for service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As promptly as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [X].

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b, under the securities act, check the following box and list the securities act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the securities act, check the following box and list the securities act registration statement number of the earlier effective registration statement for the same offering.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. *[   ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, no par value	533,300	$.30	$159,990	$40.00*

*a registration fee of $ 33.33 was paid with the initial filing

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY PACIFIC CMA'S EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

PROSPECTUS

Pacific CMA, Inc.

Certain shareholders of Pacific CMA, Inc. ("we," "our") are offering a maximum of 533,300 shares of common stock for sale by certain selling shareholders at a price of $.30 per share. The selling shareholders are offering the shares for sale for their own accounts on a best-efforts basis.

The selling shareholders may sell the shares of common stock directly or through underwriters, dealers, or agents. They may pledge some of the shares of common stock as security. More information about the way the selling shareholders may distribute the common stock is set forth under the "Plan of Distribution."

The common stock is not listed on any national securities exchange, any NASDAQ stock market or the over the counter bulletin board and there is no current underwriting arrangement in connection with this offering. There is no trading symbol for the common stock.

We will not receive any proceeds from shares sold by the selling shareholders and shall bear all the expenses incurred in connection with registering this offering of common stock. There is no public market for our common stock and no assurance that a market will develop.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SUBSTANTIAL DILUTION. SEE "RISK FACTORS" BEGINNING ON PAGE 6 AND "DILUTION" BEGINNING ON PAGE 10.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus will not be used before the effective date of the registration statement. We are a reporting company.

Title of class of securities to be sold Common stock, no par value	Offering Price	Commissions and Discounts	Net Proceeds
Per Share	$.30	$0	$.30
Total	$159,990	$0	$159,990

The selling shareholders and any broker-dealers participating in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the 1933 Act, and any commissions or discounts given to any broker-dealer may be regarded as underwriting commissions or discounts under the 1933 Act.

The date of this prospectus is   , 2001

SUMMARY

This summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus, which contains more detailed information with respect to each of the matters summarized in this prospectus as well as other matters not covered in the summary. All prospective investors should carefully review the entire contents of the prospectus and the exhibits attached hereto, individually and with their own tax, legal and business advisors.

<u>Pacific CMA, Inc.</u>

4750 Table Mesa Drive
Boulder, Colorado 80305
(303) 494-3000

Pacific CMA, Inc. was incorporated under the law of the State of Colorado on December 30, 1994, as a blank check company, whose business plan was to seek, to investigate, and, if warranted, to acquire one or more properties or businesses. In August, 2000, Pacific CMA acquired all of the issued and outstanding common stock of AGI Logistics (Hong Kong) Ltd. Pacific CMA, Inc., does not directly carry on any business activities. All of its operations are carried on through AGI Logistics (Hong Kong) Ltd., its wholly-owned subsidiary.

<u>AGI Logistics (Hong Kong) Ltd.</u>
Unit D, 11/F, Garment Center,
576-586 Castle Peak Road,
Cheung Sha Wan, Kowloon,
Hong Kong
Tel: 852-2953 0288
Fax: 852-2104 7696

AGI Logistics (HK) Ltd. is a logistics service provider/freight-forwarding company based in Hong Kong that arranges delivery of customers' goods, primarily going to or from China via Hong Kong. AGI was established by Mr. Alfred Lam, Pacific CMA's president, in August 1998.

AGI arranges multi-source methods of freight forwarding including:

> International Shipping: Air and ocean transport of freight utilizing international commercial and cargo lines

> Truck: Movement of non-expedited freight via our own trucking fleet of five vehicles as well as independent trucking firms and owner-operators.

> River Barge: Delivery of cargo to terminals or to tackles of ocean vessels

> Rail: Movement of non-expedited freight via railroads

Although capable of handling packages and shipments of any size, AGI focus primarily on large shipments of equipment or materials weighing over 100 kilograms.

AGI Logistics (HK) Ltd. is incorporated and carries on its business primarily in Hong Kong. AGI has three representative offices in China, in Shenzhen and Guangzhou. Except for AGI Logistics (Shenzhen) Ltd. - PRC Incorporated, AGI has no direct investment in China by way of joint venture or wholly foreign owned operation. AGI receives all payments for its services at its head office in Hong Kong. Less than $2,000 of its gross revenues for 2000 were derived from operations in China.

On August 28, 2000, 100% of the issued and outstanding shares of AGI Logistics (HK) Ltd were exchanged for eight million newly issued shares of Pacific CMA, which consitituted 40% of the then issued and outstanding shares. As a result of this transaction, AGI became a wholly owned subsidiary of Pacific CMA.

AGI has two subsidiaries:

Guangzhou Huasheng International Forwarding Limited
Unit D, 11th Floor, Garment Centre
No 576-586 Castle Peak Road
Cheung Sha Wan
Kowloon, Hong Kong

Sparkle Shipping, Godown, Wharf & Transp. Co. Limited
Unit D, 11th Floor, Garment Centre
No 576-586 Castle Peak Road
Cheung Sha Wan
Kowloon, HongKong

Guangzhou Huasheng International Forwarding Limited has one subsidiary:

AGI Logistics (Shenzhen) Ltd. - PRC Incorporated
Futian Free Trade Zone
China

<u>Common Stock Outstanding Prior to Offering</u>

Prior to the offering, there are 20,933,300 shares of the common stock outstanding, of which only 400,000 shares in addition to the 533,300 shares in this offering have no restrictions on transfer or resale.

<u>Securities Offered</u>

In this offering, the selling shareholders are offering 533,300 shares of common stock at $0.30 per share. These 533,300 shares were all issued in transactions which were exempt from registration.

<u>Sales by Selling Shareholders</u>

533,300 shares of the common stock have been registered for sale by the selling shareholders pursuant to the registration statement of which this prospectus forms a part. The selling shareholders may sell the common stock that is a part of this registration at a price of $0.30 per share.

<u>No Proceeds to Pacific CMA for the Sale of the Stock</u>

We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling shareholders.

<u>Common Stock Outstanding After Offering</u>

After the offering is complete, we will have 20,933,300 shares of common stock which are issued and outstanding.

<u>Risk Factors</u>

Investment in the common stock involves a high degree of risk and immediate substantial dilution. See "Risk Factors" and "Dilution." Among the significant risk factors are

> AGI's revenues may be reduced due to various factors related to the fact that a significant part of our operations are located abroad, primarily in China.

> Shortages or increases in the price of cargo space could reduce AGI's revenues as AGI's air, sea, river and truck freight services depend on the availability of competitive cargo space from third parties.

> Termination of AGI's relationships with agency offices could reduce AGI's revenues.

> The existence of a control block of approximately 80% which gives us control and allows us to make decisions with which minority shareholders may disagree.

RISK FACTORS

In addition to the other information provided in this prospectus, the following risk factors should be considered carefully in evaluating our business before purchasing any of the common stock. A purchase of the common stock is speculative in nature and involves numerous risks. No purchase of the common stock should be made by any person who cannot afford to lose the entire amount of this investment.

<u>AGI</u>

<u>Shortages or increases in the price of cargo space could reduce AGI's revenues as AGI's air, sea, river and truck freight services depend on the availability of competitive cargo space from third parties.</u>

AGI's freight services business depends on the availability of cargo space. Shortages of available cargo space occur from time to time, usually around holidays and in heavy transportation lanes. In addition, available cargo space could be reduced as a result of decreases in the number of transportation providers in particular locations and delays and cancellations of delivery schedules or schedule changes. Moreover, increases in the cost of cargo space, due to shortages in supply, increases in fuel cost or other factors, would increase AGI's costs and reduce our revenues.

<u>The frequency or severity of accidents, liability claims or unfavorable resolutions of claims could decrease AGI's profitability.</u>

AGI's fleet of trucks and other third party transportation carriers with which AGI contracts occasionally transport dangerous goods such as lighters, magnetic substances, and batteries. AGI may have to depend on the services of these third parties as AGI's business grows. AGI may be held liable for their actions. AGI carries US$250,000 of liability insurance on every single handled shipment. Claims may, however, exceed the amount of liability coverage carried at any one time. The risk that AGI's liability coverage could be inadequate increases as AGI's fleet of trucks and use of third parties expands and as more cargo is transported.

<u>Termination of AGI's relationships with agency offices could reduce AGI's revenues. These agreements may be terminated with 30 days notice.</u>

The agreements governing the relationship between AGI and AGI's agency offices may be terminated upon 30 days notice by either party. AGI's revenues in a particular market would be reduced if one of AGI's agency offices terminated their agreement with us.

<u>If agency offices and employees terminate their agreements, they could easily compete with AGI, potentially causing a reduction in AGI's revenues. AGI's agency offices and employees are not bound by non-competition agreements.</u>

AGI's agency offices and employees, some of whom are integral to AGI's relationships with certain key customers or locations, may terminate their relationship with AGI with little or no notice and go to work for one of AGI's competitors. These individuals have an understanding of AGI's business operations and proprietary approaches to the marketplace. Key agency operators or employees may go to work for a competitor and exploit the knowledge and training they received while working for the business of AGI.

AGI may not be able to accurately predict future cash flow, thereby potentially reducing cash flow in a manner that in turn could harm on-going operations if there is an unanticipated revenue shortfall, due to the seasonality of AGI's business that may reduce AGI's profitability from quarter to quarter.

AGI's limited operating results have been subject to quarterly seasonal trends. The first quarter of the calendar year has traditionally been the weakest and the third and fourth quarters have traditionally been the strongest. This pattern is the result of, or is influenced by, numerous factors that are beyond AGI's control including climate, holidays, consumer demand, economic conditions and other similar forces. In addition, this historical quarterly trend has been influenced by the growth and diversification of AGI's service offerings. A significant portion of AGI's revenues are derived from customers in industries whose shipping patterns are tied closely to consumer demand and from customers in industries whose shipping patterns are tied to production schedules in a manner that does not allow significant advance notice of intent to ship. Therefore, the timing of AGI's revenues are, to a large degree, impacted by factors out of AGI's control. Additionally, many customers ship a significant portion of their goods at or near the end of a quarter, and therefore, AGI may not learn of a shortfall in revenues until late in a quarter.

AGI's inability to accurately predict downward trends or weak operating results increases the risk that AGI may not have sufficient revenues to sustain AGI's growth. Insufficient cash flow may affect AGI's ability to complete acquisitions or develop new service offerings.

U.S. investors may experience difficulties in attempting to enforce liabilities based upon U.S. federal securities laws against AGI and its non-U.S. resident directors.

AGI is incorporated in Hong Kong and its subsidiaries are organized in Hong Kong and mainland China. All of AGI's assets and those of its subsidiaries are located outside the United States.   Some directors of AGI and Pacific CMA are foreign citizens. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or to enforce judgment upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries based upon these laws.

PACIFIC CMA

Minority stockholders may have difficulty influencing our activities because we have significant control over stockholder matters.

Our officers and directors and their families control the outcome of all matters submitted to a vote of the holders of common stock, including the election of directors, amendments to Pacific CMA's certificate of incorporation and approval of significant corporate transactions. These persons will beneficially own, in the aggregate, approximately 80% of Pacific CMA's outstanding common stock. This consolidation of voting power could have the effect of delaying, deterring or preventing a change in control of Pacific CMA that might be beneficial to other stockholders.

It may be difficult for you to sell your shares if Pacific CMA's stock is subject to penny stock rules.

Broker-dealer practices in connection with transactions in penny stocks are regulated by penny stock rules adopted by the SEC. These requirements may have the effect of reducing the level of trading activity in Pacific CMA's stock if trading commences.

Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

There is a possibility of future dilution due to issuance of additional shares.

Our articles of incorporation authorize the issuance of 100,000,000 shares of common stock. Approximately 80.5% of our authorized common stock remains unissued. Our Board of Directors has the power to issue substantial additional shares and the right to determine the voting dividend, conversion, liquidation, preferences and other conditions of the shares without Shareholder approval. We may choose to issue such shares to acquire business interests or other types of property in the future.

Potential investors should be aware that any such stock issuance may result in reduction of the book value or market price, if any, of the outstanding shares of common stock. If we issue any additional shares of common stock, such issuance will reduce the proportionate ownership and voting power of each other shareholder. Further, any new issuance of shares may result in a change of control or management.

Because we and AGI rely heavily on our key employees, the loss of their services could make it impossible to continue the operations of the business.

Our future success, and that of AGI's, will depend in part on the services of Mr. Lam and other key personnel and, additionally, our ability to identify, hire and retain additional qualified personnel. There is significant competition for qualified personnel in the areas of our activities, and there can be no assurance that either we or AGI will be able to continue to attract and retain the personnel necessary for the development of our business. Because of intense competition, neither we nor AGI may be successful in adding personnel to satisfy staffing requirements. Failure to attract and retain key personnel may reduce our revenues. Neither we nor AGI maintain key person life insurance on our key personnel.

Because management's determination of the offering price was arbitrarily determined, it bears no relationship to actual valuation.

We have arbitrarily determined the offering price of the common stock. Among the factors considered in determining the price of the common stock were our opinion of business prospects, and the results of our short operating history as well as the current conditions affecting business and operations. However, the offering price does not bear any relationship to our assets, earnings, book value, cash flow, or other generally accepted criteria of valuation.

Because there is no current public market for our securities, an investor may have difficulty in liquidating his/her investment.

Prior to this offering, there has been no public market for the common stock being offered. A public market may not develop, even if this offering were to prove successful. Therefore, an investor may not be able to liquidate his/her investment in our stock if the investor should desire to do so.

Should a public market develop for our stock, it may not be maintained, and it may be subject to significant volatility, which could result in litigation against us.

There is no public market for our common stock. Should a market develop, there is no assurance that any regular trading market will be sustained. The trading prices of our common stock could be subject to wide fluctuations in response to:

> Our financial results
> Our introduction of new services
> Competitive companies and products
> General economic conditions

In addition, in recent years, the stock market as a whole has experienced a high level of price and volume volatility. During this period, market prices for many companies, particularly smaller growing companies, have experienced wide price fluctuations not necessarily related to the operating performance of these companies. The market price for our common stock may be affected by general stock market volatility.

Additionally, in the past, following periods of volatility in the market price of many company's securities, securities class action litigation has occurred against the issuing company. We could be involved in such litigation in the future. Any litigation could result in substantial costs, and a diversion of our attention and resources, which would likely have a negative impact on revenues.

SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward looking statements and information relating to Pacific CMA and AGI that are based on the beliefs of management as well as assumptions made by, and information available to, management. When used in this prospectus, the words "anticipate", "believe", "estimate", "expect", "will", "could", "may", and similar expressions are intended to identify forward looking statements but the absence of any word does not mean that the statement is not forward looking. These statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties, and assumptions, including those described under "Risks Factors"and elsewhere in this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. In addition to the other information in this prospectus, the above factors should be carefully considered in evaluating Pacific CMA and AGI's business and before purchasing the securities offered hereby.

USE OF PROCEEDS

We will receive no proceeds from the sale of the common stock by the selling shareholders.

DETERMINATION OF OFFERING PRICE

Since Pacific CMA made the decision to file a registration statement on behalf of the selling shareholders, our management also established the offering price of $0.30 per share.

Substantially all of the selling shareholders are persons who purchased their shares at a price of $0.25 per share in a private placement offering completed in April, 2001. The private placement offering price was arbitrarily determined and had no relationship to our assets, earnings, book value or any other generally accepted criteria of value.

Since our stock is not yet quoted on the over-the-counter bulletin board or any other national securities exchange or automated quotation system, there is no published bid or ask price which could be used as the basis for setting the offering price specified in this prospectus. As a result, our management arbitrarily selected an offering price of $0.30 per share for this offering in order to give selling shareholders who purchased shares in the private placement at a price of $0.25 per share the opportunity to realize a 20% profit upon sale of their shares. The offering price of $0.30 per share has no relationship to our assets, earnings, book value or any other generally recognized criteria of value.

DILUTION

As of June 30, 2001, Pacific CMA had 20,933,300 shares of common stock issued and outstanding with a net tangible book value of $3,834,634 or a net tangible book value of $0.1832 per share before offering.

Pacific CMA is registering 533,300 shares of the common stock primarily acquired in a private placement completed prior to the filing of this registration statement at $0.30 per share.

Assuming that all 533,300 shares registered in this offering were sold to the purchasing shareholders on June 30, 2001, the purchasing shareholders would own 2.55% of Pacific CMA's issued and outstanding shares. The dilution to the purchasing stockholders would be $0.1168 per share or 38.93% of the purchase price of $0.30 per share.

Pro forma net tangible book per share as of June 30, 2001

Net tangible book value per share is obtained by subtracting from the total tangible assets the total liabilities and then dividing the sum by the total number of outstanding shares. Dilution is the difference between the public offering price per share and the net tangible book value per share immediately after the offering.

The following chart sets forth dilution.

Public Offering price per share	$0.3000
Pro forma net tangible book value per share as of June 30, 2001	$0.1832
Pro forma net tangible book value per share after offering	$0.1832
Pro forma dilution per share to stock purchasers	$0.1168
Pro forma gain per share to original shareholders	$0.1168

SELECTED HISTORICAL FINANCIAL INFORMATION

The following selected historical financial information of Pacific CMA has been derived from their respective historical financial statements, and should be read in conjunction with the financial statements and the notes, which are included in this prospectus.

Statement of Operations Data

	Year ended December 31,		6 months ended June 30, (Unaudited)	
	1999	2000	2000	2001
	US$	US$	US$	US$

Freight forwarding income	9,191,572	14,169,226	6,221,876	5,220,743
Operating expenses				
Cost of forwarding	(7,747,019)	(11,290,129)	(4,755,838)	(3,953,714)
Selling and administrative expenses	(964,668)	(1,822,369)	(806,752)	(979,421)
Depreciation	(47,009)	(105,759)	(39,564)	(94,804)
Total operating expenses	(8,758,696)	(13,218,257)	(5,602,154)	(5,027,939)
Income from operations	432,876	950,969	619,722	192,804
Non-operating income (expenses)				
Net gain on disposal of a subsidiary	-	-	-	24,282
Interest and other income	4,682	64,725	19,267	35,749
Interest expenses	(754)	(5,304)	(2,149)	(5,549)
Amortization of goodwill	-	(1,537)	(769)	(767)
Net non-operating income	3,928	57,884	16,349	53,715
Income before income taxes	436,804	1,008,853	636,071	246,519
Provision for income taxes	(73,521)	(167,655)	(83,828)	(39,443)
Net income	363,283	841,198	552,243	207,076
Other comprehensive loss				
Foreign currency translation	(2,217)	(695)	(6,010)	(5,412)
Comprehensive income	361,066	840,503	546,233	201,664
Net income per share				

Weighted average number of shares outstanding				
Basic	17,000,000	18,166,120	17,000,000	20,716,649
Diluted	17,000,000	18,232,787	17,000,000	20,916,649
Net income per share of common stock				
Basic and Diluted	US $0.02	US $0.05	US $0.03	US $0.01

Balance Sheet Data

	As of December 31,		As of June 30, (unaudited)
	1999	2000	2001
	US$	*US$*	*US$*
Cash and cash equivalents	93,050	2,345,816	2,117,433
Working capital	1,203,630	2,965,885	3,268,659
Total assets	2,720,494	5,888,758	5,699,613
Capital leases obligation, non-current portion	12,724	28,767	47,668
Stockholders' equity	1,354,309	3,515,017	3,840,006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Pacific CMA, Inc. (Pacific CMA) does not directly carry on any business activities. However, its wholly-owned subsidiary, AGI Logistics (HK) Ltd. (AGI), operates an integrated logistics and freight forwarding business which is based in Hong Kong and which primarily handles delivery of goods between the Far East and the US via Hong Kong. The principal services provided by AGI are airfreight forwarding, ocean freight forwarding, feeder services from and to China, warehousing and trucking (land forwarding). In the region of the Far East, Mainland China is the target market for AGI expansion.

The business of AGI was first established in August 1998 and now consists of its own operations, as well as those of its subsidiaries. On January 1, 2001, its Hong Kong incorporated subsidiaries included Sparkle Shipping, Godown, Wharf & Transp. Co., Ltd. and Guangzhou Huasheng Int'l Forwarding Ltd. (Guangzhou Huasheng), and AGI Logistics (Shenzhen) Ltd. (AGI (Shenzhen)) which was incorporated in the Peoples Republic of China. On May 11, 2001, AGI (Shenzhen) was disposed of by AGI. The following discussion concerning results of operations and liquidity and capital resources of Pacific CMA, is based solely upon the business operations which are carried on by the group consisting of its wholly owned subsidiary AGI, and the subsidiaries of AGI.

RESULTS OF OPERATIONS FOR THE YEARS ENDING DECEMBER 31, 2000 AND 1999

Revenue

The company's revenues increased 54.15% from US$9,191,572 in 1999 to US$14,169,226 in 2000. The total number of customers for the group increased from about 1,200 in 1999 to approximately 1,500 in 2000. In addition, as a result of growth in the global economy, there was increased demand in both the export and the import of goods which resulted in a large increase in freight volume. Net income increased 131.55% from US$363,283 in 1999 to US$841,198 in 2000. This increase was mainly due to improvement in the gross profit margin, which increased 4.6% from 15.72% in 1999 (US$1,444,553) to 20.32% in 2000 (US$2,879,097).

One of the ways in which management monitors Company performance is to track gross profit and gross profit margin for each individual freight transaction and for each category of forwarding operations (i.e. airfreight, sea freight and trucking). Gross profit is freight forwarding revenue minus cost of forwarding, and gross profit margin is gross profit divided by freight forwarding revenue. Gross profit margin is a profitability ratio which relates changes in revenue and direct costs and assists management in evaluating the success of its efforts to control direct costs. In that sense, gross profit margin is also a meaningful measure for investors.

The results of operations for each segment are as follows.

Air freight operations: Revenues from air freight operations increased 25.92% from US$7,516,402 in 1999 to US$9,464,981 in 2000. Although AGI's airfreight tonnages decreased 11.97% from 2,077,157 kilograms in 1999 to 1,808,485 kilograms in 2000, lower per ton freight costs to the company in 2000 combined with higher freight prices to customers, particularly during March and April of 2000, led to an overall increase in net revenue. There was a high demand from customers for air freight space for both the export and import of fashion garments, electronic goods and computer products owing to the booming economy in the United States which allowed us to charge higher rates to customers. On the other hand, freight costs to the company were lower in 2000 as compared to 1999 because of better sourcing from sub-contractors. These sub-contractors provided fixed favorable costs for air cargo space allotment. As a result, gross profits increased 43.91% from US$995,936 in 1999 to US$1,433,221 in 2000. Overall, segment income increased 21.57% from US$535,388 in 1999 to US$650,859 in 2000.

Sea freight operations: Revenue from sea freight operations increased 178.88% from US$1,655,210 in 1999 to US$4,616,022 in 2000. AGI handled 1,538 FEUs (forty foot containers) in 1999 and 2,853 FEUs in 2000, an increase of 85.50%. This increase was due to the greater number of transactions generated by the worldwide increase in demand for consumer goods. The number of overseas agents increased which led to an increase in the number of customers. Additionally, customer freight prices were increased while the company's freight costs were kept constant. As a result, gross profit increased 221.50% from US$445,068 in 1999 to US$1,430,896 in 2000. Moreover, feeder operations were expanded in 2000. Three ships were rented in 2000 to meet the needs of the expansion. Overall, segment income increased 430.09% from US$191,398 in 1999 to US$1,014,591 in 2000.

Trucking operations: Revenue from trucking operations increased 342.00% from US$19,960 in 1999 to US$88,223 in 2000. In 2000, a new Futian Free Trade Zone trucking service was developed in Futian, China. The company purchased one tractor-trailer and one 16-ton truck in 2000. These vehicles helped run the trucking services within Hong Kong and China. In 2000, more effort was made to develop trucking services by exploring potential customers. As a result, gross profit increased 322.09% from US$3,549 in 1999 to US$14,980 in 2000. However, because of the increase in depreciation expenses and finance charges resulting from the purchase of the motor vehicles, as well as salary expenses for the increased number of staff, net income from trucking operations decreased from US$3,549 in 1999, to a loss of US$60,588 in 2000.

Interest and Other Income

Interest and other income increased from US$4,682 in 1999 to US$64,725 in 2000. This increase was due to greater cash bank deposits and more cash resources invested in fixed deposits so as to generate stable and low risk interest income.

Interest Expenses

Interest expenses increased from US$754 in 1999 to US$5,304 in 2000. The increase in interest expenses was due primarily to finance charges related to the purchase of a tractor-trailer and a 16-ton truck to be used in trucking operations within Hong Kong and China. The finance charges from these purchases increased the interest expenses for the company.

Amortization of Goodwill

The amortization of goodwill of US$1,537 in 2000 was for the goodwill from the acquisition of AGI's two Hong Kong subsidiaries.

Selling and Administrative Expenses

Selling and administrative expenses increased 88.91% to US$1,822,369 in 2000 from US$964,668 in 1999. The majority of the increase came as a result of the company's recruiting of more staff to expand its business market not only in the Far East but also in the United States. Its marketing, promotional and communication expenses and other overhead increased correspondingly.

Depreciation

Depreciation increased by US$58,750 to US$105.759 in 2000 as compared to US$47,009 in 1999. This increase was due to the acquisition of additional fixed assets which became necessary as a result of the company's expansion.

Provision For Income Taxes

Income taxes increased by US$94,134 to US$167,655 in 2000 as compared to US$73,521 for 1999. This increase taxes was primarily due to an increase in taxable profit.

RESULTS OF OPERATIONS FOR THREE MONTHS ENDED JUNE 30, 2001 COMPARED WITH THREE MONTHS ENDED JUNE 30, 2000

Overall, our net results during the quarter and the six-month period ended June 30, 2001 were adversely affected by weakness in the global economy and by our increased overhead. The significant new developments which have occurred during the first six months of the fiscal year, many of which have contributed to the increase in our overhead expenses as compared to the same period of the previous year, include the following:

1.   Awarded memberships in the International Air Transport Association (IATA), the International Federation of Freight Forwarders Association (FIATA) and the Hong Kong Association of Freight Forwarding Agents (HAFFA) in January 2001.
2.   Airfreight office and warehouse moved to new facilities in February 2001, nearly doubling the warehousing capacity at Chek Lap Kok airport in Hong Kong.
3.   Development of new container feeder line to Gaolan, Zhuhai International Container Terminals and opening representative office in Zhuhai (Peoples Republic of China).
4.   Cooperating with new agents in North Carolina and in Columbus, Ohio, to handle new routing shipments from US to Hong Kong.
5.   Established stronger links with additional partners in India, Sri Lanka and Bangladesh to cater for additional cargo volumes to the USA.
6.   Established new agents in Europe to expand our operation and reduce our reliance on the US market.
7.   Created a new international moving division and became a member of the Household Goods Forwarders Association of America in June 2001.
8.   Management of AGI decided to restructure the network of its subsidiaries in South China in order to eliminate duplicate services and reduce costs. As a result, on May 11, 2001, we disposed of AGI Shenzhen and consolidated all operations in South China in Guangzhou Huasheng.

BUSINESS SEGMENT OPERATING RESULTS

Our total revenue for the three month period ended June 30, decreased 21.61% from US$3,694,503 in 2000 to US$2,896,133 in 2001. The decrease in revenue was due to competitive pressure on pricing and the effect of the slowdown in the economy. During the period, our cost of forwarding also decreased 23.27%, from US$2,877,312 to US$2,204,818, partially as a result of decreased volume and partially as a result of our ability to control costs. Since the magnitude of the decrease in cost of forwarding was greater than the magnitude of the decrease in revenue, gross margin for the period increased slightly to 23.87% in 2001 from 22.12% in 2000 and gross profit (revenue minus cost of forwarding) for the period decreased only 15.40%, from US$817,191 in 2000, to US$691,315 in 2001. On the other hand, as a result of an overall increase in overhead and administrative expenses, our net income for the period decreased approximately 65.67%, from US$336,251 in 2000 to US$115,437 in 2001.

The results of operations for each segment are as follows.

Airfreight operation: Revenue from airfreight operation decreased 1.20% to US$2,001,211 in 2001 from US$2,025,508 in 2000. Competitive pressure from customers on pricing and the effect of the slowdown in the economy combined to affect the performance of the airfreight operation. The decreased air export traffic, the primary contributor to airfreight forwarding, continued to reflect a soft air outbound market in the second quarter, due to lower activity levels from the customer base, although there was some improvement in the market in the second quarter as compared to the first quarter of the year. Costs for the airfreight forwarding operation decreased 13.62% from US$1,754,031 in 2000 to US$1,515,064 in 2001 primarily as a result of an overall decrease in cargo volume. As a result of the overall decrease in cargo volume, vendors were willing to cut prices, which, in turn, reduced our costs. The small decrease in revenue during the quarter combined with a larger percentage decrease in costs caused the gross profit margin to increase from 13.40% to 24.29%, and also resulted in a 79.07% increase in gross profit, from US$271,477 in 2000 to US$486,147 in 2001.

Total segment overhead attributable to the air freight operation increased 13.81% from US$169,600 in 2000 to US$193,029 in 2001. Details regarding the increase in overhead expenses are discussed below under the section title "Other Operating Expenses."

Overall, net segment income for the airfreight operation increased 187.72% for the quarter, from US$101,877 in 2000 to US$293,118 in 2001. The improvement in net income was mainly the result of the improvement in gross margin attributable to air freight operations.

Sea freight operation: Revenue from sea freight operation decreased 47.10% to US$865,728 in 2001 from US$1,636,503 in 2000. This decrease in revenue for the quarter reflects the slowdown in the economy that resulted in declining volumes, particularly in exports from Asia to North America. In particular, the volume of transshipments from Shanghai to Los Angeles via Hong Kong, and sea freight from Hong Kong to Canada was reduced in this quarter, compared with the same period in 2000. Another development adversely affecting sea freight revenues was the increased tonnage capacity deployed by the carriers at the same time as demand in the market was weakening, which resulted in reductions in freight prices. The increased tonnage capacity deployed by the carriers did also contribute to lower direct costs, thereby partially offsetting the adverse impact on net revenue of lower volumes and lower freight prices. As a result, costs of forwarding for the sea freight operation decreased 39.70% in the quarter, to US$666,827 in 2001 from US$1,105,906 in 2000. Although costs were reduced, the significant drop in revenue during the quarter caused gross margin to drop from 32.42% to 22.97%, and gross profit to decrease 62.51%, from US$530,597 in 2000 to US$198,901 in 2001.

Total segment overhead attributable to the sea freight operation decreased 12.91% from US$92,250 in 2000 to US$80,345 in 2001. Overall net income for sea freight operation decreased 72.95%, from US$438,347 in 2000 to US$118,556 in 2001. The decrease in net income was mainly the result of the decrease of gross margin attributable to the sea freight operation.

Trucking: Revenue from trucking operations decreased 10.15% to US$29,194 in 2001 from US$32,492 in 2000. The decrease in revenue was the result of a decrease in volume as well as decreasing prices caused by an increase in the number of competitors. The decrease in volume as compared to the first quarter was partially attributable to the fact that at the end of the first quarter we disposed of a 24-ton vehicle which we had operated during the first quarter and retained only one smaller vehicle with a 16-ton capacity. Costs for the trucking operation increased 31.95% to US$22,927 in 2001 from US$17,375 in 2000, and as a result, gross margin decreased from 46.53% to 21.47%, and gross profit decreased 58.54% to US$6,267 in 2001 from US$15,117 in 2000. The increase in costs for the trucking operation is primarily attributable to the fact that we increased our usage of subcontractors during the period in lieu of using our own vehicles. Although the cost of using subcontractors is currently higher than the cost of operating our own vehicles, it is our intention to bring costs down by continuing to negotiate with sub-contractors in order to gain more favorable prices. Overall, there was a net loss from trucking operations of US$9,303 in 2001 as compared to a net loss of $8,520 in 2000.

OTHER OPERATING EXPENSES

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses increased 24.38% to US$535,921 in 2001 from US$430,861 in 2000. The following factors caused the increase in expenses:

Bank charges: During this quarter, banking facilities of US$2.78 million were granted by bankers to AGI, secured by AGI's fixed deposits to the extent of US$1.4 million and also by a director's personal guarantees. During the quarter, handling charges for these banking facilities were approximately US$4,280. In addition, during the quarter we received share proceeds from completion of a private placement offering of stock and presented the checks for deposit in Hong Kong. Our bankers charged commissions totaling approximately US$1,500 on presenting foreign checks for deposit in Hong Kong. Overall, bank charges for the quarter increased from US$3,715 in 2000 to US$10,229 in 2001.

Consulting fees: Consulting fees totaling US$3,590 were charged by a service company in this quarter, for consulting services related to developing in-house international moving services, and establishing relationships with overseas moving agents. We do not expect to incur this type of expense in the next quarter.

Legal and professional fees: Legal and professional fees were increased substantially, from US$696 in 2000 to US$86,227 in 2001. This includes US$17,308 charged by our auditors, Moores Rowland, for US taxation advice, as well as legal and consulting fees for services related to the private placement offering of common stock and completion of SEC filings.

Mandatory provident fund: Following the implementation of the Mandatory Provident Fund ("MPF") in Hong Kong which became effective in December, 2000, the Company operates an MPF plan for its Hong Kong employees. The assets of the MPF are held separately from those of the Company in a provident fund managed by an independent trustee. Since January, 2001, the Company has been required to make contributions to the MPF, and during the second quarter, those contributions totaled US$9,107.

Overseas traveling: Expenses related to overseas traveling increased from US$6,035 in 2000 to US$16,289 in 2001. The increase in travel expenses was mainly due to costs attributable to business trips to Europe, the US, Taiwan and Guangdong, China, for the purpose of seeking new agents in overseas markets and expanding our business.

Repair and maintenance: Repair and maintenance increased from US$347 in 2000 to US$2,470 in 2001. This increase in expenses was mainly attributable to monthly maintenance fee for the FM2000 system, a computer software system for managing freight operations.

Salaries and allowance: Salaries and allowances increased 12.44%, from US$189,433 to US$212,997, Although the number of employees of the Group was quite constant as compared to the same period during the previous year, the expense for salaries and allowances increased in 2001 primarily as a result of a salary increment which became effective in June 2001.

DEPRECIATION

Depreciation increased from US$20,874 in 2000 to US$50,718 in 2001. The increase in depreciation expense was attributable to additional fixed assets acquired during the preceding twelve months. The largest amounts expended for fixed assets were for the decoration of offices, design of the I.T. system, and purchases of computer hardware and software.

NON-OPERATING INCOME

NET GAIN ON DISPOSAL OF A SUBSIDIARY

In an effort to reduce costs, management of AGI decided to restructure its network of its subsidiaries in South China during the quarter to eliminate duplicate costs in the areas of freight operations, accounting, and administration. As a result, on May 11, 2001, AGI disposed of AGI (Shenzhen), and consolidated all of its South China operations into Guangzhou Huasheng. It is anticipated that this will result in lower costs in future quarters.

INTEREST AND OTHER INCOME

Interest and other income decreased from US$14,367 in 2000 to US$10,520 in 2001 primarily as a result of the fact that interest income from certain fixed deposits has not yet matured at June 30, 2001.

INTEREST EXPENSES

Interest expenses increased 31.03% to US$1,668 in 2001 from US$1,273 in 2000. The increase in interest expenses is due primarily to the installment purchase of additional equipment in 2001.

AMORTIZATION OF GOODWILL

Amortization of goodwill remained constant at US$384 in both 2001 and 2000.

RESULTS OF OPERATIONS FOR SIX MONTHS ENDED JUNE 30, 2001 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2000

BUSINESS SEGMENT OPERATING RESULTS

Total revenue for the six months ended June 30, 2001 decreased 16.09% as compared with the six months ended June 30, 2000, from US$6,221,876 in 2000 to US$5,220,743 in 2001. The decrease in revenue was due to competitive pressure on pricing and the effect of the slowdown in the economy. Cost of forwarding also decreased, by 16.87% from US$4,755,838 in 2000 to US$3,953,714 in 2001. As a result of comparable percentage decreases in revenues and costs, gross margin remained quite constant at 24.27% in 2001 as compared to 23.56% in 2000. However, as a result of the decrease in revenue, gross profit (revenue minus cost of forwarding) decreased by 13.57%, from US$1,466,038 in 2000 to US$1,267,029 in 2001, by 13.57%.

In addition, because of an overall increase of expenses, our net income decreased by 62.50%, from US$552,243 in 2000 to US$207,076 in 2001.

The results of operations for each segment are as follows.

Airfreight operation: Revenue from airfreight operation decreased 3.79% to US$3,611,650 in 2001 from US$3,754,023 in 2000. Competitive pressure from customers on pricing and the effect of the slowdown in the economy combined to affect the performance of the airfreight operation. The decreased air export traffic, the primary contributor to airfreight forwarding, continued to reflect a soft air outbound market, particularly in January and February of 2001, due to lower activity levels from the customer base, although there was some improvement in the market in the second quarter as compared to the first quarter of the year. Costs of the airfreight forwarding operation decreased 14.49% from US$3,182,431 in 2000 to US$2,721,311 in 2001 primarily as a result of an overall decrease in cargo volume. As a result of the overall decrease in cargo volume, vendors were willing to cut prices, which, in turn, reduced our costs. The small decrease in revenue during the period combined with a larger percentage decrease in costs caused the gross profit margin to increase from 15.23% to 24.65%, and also resulted in a 55.76% increase in gross profit, from US$571,592 in 2000 to US$890,339 in 2001.

Total segment overhead attributable to the air freight operation increased by 3.86% from US$340,205 in 2000 to US$353,320 in 2001. Details regarding the increase in overhead expenses are discussed below under the section titled "Other Operating Expenses."

Overall, net segment income for airfreight operation increased 132.09% from US$231,387 in the first six months of 2000 to US$537,019 in the first six months of 2001. The improvement in net income was mainly the result of the improvement in gross margin attributable to air freight operations.

Sea freight operation: Revenue from sea freight operation decreased 36.26% to US$1,550,538 in 2001 from US$2,432,600 in 2000. The decrease in revenue for the period reflects the slowdown in the economy that resulted in declining volumes, particularly in exports from Asia to North America. In particular, the volume of transshipments from Shanghai to Los Angeles via Hong Kong, and sea freight from Hong Kong to Canada was reduced in 2001 as compared to the same period in 2000. Another development adversely affecting sea freight revenues was the increased tonnage capacity deployed by the carriers at the same time as demand in the market was weakening, which resulted in reductions in freight prices. The increased tonnage capacity deployed by the carriers did also contribute to lower direct costs, thereby partially offsetting the adverse impact on net revenue of lower volumes and lower freight prices. As a result, costs for the sea freight forwarding operation decreased 21.69% during the period, to US$1,189,043 in 2001 from US$1,518,374 in 2000. Although cost of forwarding was reduced, the significant drop in revenue during the period caused gross margin to drop from 37.58% to 23.31%, and gross profit to decrease 60.46%, from US$914,226 in 2000 to US$361,495 in 2001.

Total segment overhead attributable to the sea freight operation decreased 1.70% from US$150,641 in 2000 to US$148,074 in 2001. Overall net income for sea freight operation decreased 72.05%, from US$763,585 in 2000 to US$213,421 in 2001, by 72.05%. The decrease in net income was mainly the result of the in gross margin attributable to the sea freight operation.

Trucking: Revenue from trucking increased 66.10% in the period, from US$35,253 in 2000 to US$58,555 in 2001. We have been putting more effort into the trucking business by increasing marketing activities and seeking additional customers. In addition to seeking to increase the number of customers, we have also been using more sub-contractors in order to reduce fixed costs and have been negotiating with sub-contractors in an effort to gain more favorable prices. Costs associated with the trucking operation decreased 21.21% during the period, from US$55,033 in 2000 to US$43,360 in 2001, resulting in gross margin for the period of 25.95%.

Although operating expenses associated with the trucking operation decreased during the period, there was a net loss for the trucking operation of US$34,921 in 2001 as compared to US$55,082 in 2000 as a result of an increase in overhead expenses. For the period, overhead expenses attributable to the trucking business increased 41.96%, from US$35,302 in 2000 to US$50,116 in 2001. The increase in overhead expenses was mainly attributable to license fees for permitting our vehicle to be run in China, and motor vehicle expenses such as fuel and maintenance.

OTHER OPERATING EXPENSES

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses increased 21.40% to US$979,421 in 2001 from US$806,752 in 2000. The following factors caused the increase in expenses:

Bank charges: During May and June of 2001, banking facilities of US$2.78 million were granted by bankers to AGI, secured by AGI's fixed deposits to the extent of US$1.4 million and also by a director's personal guarantees. Handling charges for these banking facilities were approximately US$4,280. In addition, in May and June of 2001 we received proceeds from completion of a private placement offering of stock and presented the checks for deposit in Hong Kong. Our bankers charged commissions totaling approximately US$1,500 on presenting foreign checks for deposit in Hong Kong. Overall, bank charges for the period were increased from US$5,778 in 2000 to US$13,920 in 2001.

Consulting fees: Consulting fees totaling US$3,590 were charged by a service company in April and May of 2001, for consulting services related to developing in-house international moving services, and establishing relationships with overseas moving agents. We expect there will be no such expense during the remainder of the fiscal year.

Disposal of fixed assets: We disposed of a 44-ton tractor and a semi-trailer on March 30, 2001, causing a loss of US$6,482. The decision to dispose of this item was made as a result of the expense of repair and maintenance relating to ownership and the fact that revenue from this tractor was not satisfactory in the management's view. In addition, on February 28, 2001, we moved our airfreight office to larger premises at Chek Lap Kok Airport and disposed the decoration at old office location, causing a loss of US$8,397.

Legal and professional fees: Legal and professional fees increased from US$4,163 in 2000 to US$86,671 in 2001. This includes US$17,308 charged by our auditors, Moores Rowland, for US taxation advice, as well as legal and consulting fees for services related to the private placement offering of common stock and completion of SEC filings. During the first six months of 2000 we were not a reporting company and were not obligated to file reports with the SEC.

Mandatory provident fund: Following the implementation of the Mandatory Provident Fund ("MPF") in Hong Kong which became effective in December 2000, we now operate an MPF plan for our Hong Kong employees. The assets of the MPF are held separately from those of the Company in a provident fund managed by an independent trustee. Since January, 2001, we have been required to make contributions to the MPF, and during the period those contributions totaled US$21,100.

Overseas traveling: Expenses related to overseas travel increased from US$19,394 in 2000 to US$30,420 in 2001. The increase in travel expenses was mainly due to costs attributable to business trips to Europe, the US, Taiwan and Guangdong in China for the purpose of seeking new agents in overseas markets and expanding our business.

Repair and maintenance: Repair and maintenance increased from US$460 in 2000 to US$6,050 in 2001. This increase in expenses was mainly attributable to monthly maintenance fees for the FM2000 system, a computer software system for managing freight operations. There were also additional repair and maintenance expenses for the move of office at Chek Lap Kok airport in 2001.

Salaries and allowance: Salaries and allowances for the period increased by 14.66%, from US$360,954 in 2000 to US$413,855 in 2001. Although the total number of employees was lower in 2001 than in 2000, the total amount of salaries and allowances increased in 2001 as a result of a salary increment which became effective in June 2001.

DEPRECIATION

Depreciation increased from US$39,564 in 2000 to US$94,804 in 2001. The increase in depreciation expense was attributable to additional fixed assets acquired during the preceding twelve months. The largest amounts expended for fixed assets were for the decoration of offices, design of the I.T. system and purchases of computer hardware and software.

NON-OPERATING INCOME

NET GAIN ON DISPOSAL OF A SUBSIDIARY

In an effort to reduce costs, management of AGI decided to restructure its network of subsidiaries in South China in order to eliminate duplicate costs in the areas of freight operations, accounting, and administration. As a result, on May 11, 2001, AGI disposed of AGI (Shenzhen) and consolidated all of its South China operations into Guangzhou Huasheng. It is anticipated that this will result in lower costs in future periods.

INTEREST AND OTHER INCOME

Interest and other income increased from US$19,267 to US$35,749. This was due to more cash resources invested in fixed deposits as to generate stable and low risk interest income.

INTEREST EXPENSES

Interest expenses increased from US$2,149 in 2000 to US$5,549 in 2001. The increase in interest expenses is due primarily to the installment purchase of additional equipment in 2001.

AMORTIZATION OF GOODWILL

Amortization of goodwill remained constant approximately at US$767 in both 2001 and 2000.

LIQUIDITY AND CAPITAL RESOURCES

In the past the Company funded its operations and capital expenditures through cash flows from operations and through new issuances of common stock. However, during the six-month period ended June 30, 2001, instead of generating an increase in cash, operations resulted in use of a total of US$5,211 in cash and cash equivalents. This fact has caused our management to consider other potential sources of liquidity and to focus more attention on its efforts to manage working capital.

Cash used in operating activities for the six months ended June 30, 2001 was US$5,211, as compared to the cash inflow from operating activities of US$409,341 for the six months ended June 30, 2000. The deficit in the first six months of 2001 was primarily the result of a combination of two factors. During the period we made prompt payment of monies owed to our vendors (accounts payable) at the same time that we experienced the slow collection of payments due from our agents and customers (accounts receivable). This is reflected in the fact that during the period we reduced our outstanding accounts payable by US$867,517, or a total of approximately 44% as compared to outstanding accounts payable as of December 31, 2000. At the same time, although our total outstanding accounts receivable decreased by a total of US$377,578 during the period, this decrease represented a change of only approximately 14% in total outstanding receivables as compared to outstanding receivables on December 31, 2000.

Net cash used in investing activities was US$317,792 in 2001, as compared to net cash provided by investing activities of US$81,353 during the same period of 2000. The net cash inflow in 2000 was mainly due to the monies provided by other related parties. In 2001, because of the disposal of fixed assets and a subsidiary, there were sale proceeds of US$163,869 received. However, during the period we expended a total of US$169,898 for acquisition of property, plant and equipment, and loaned a total of US$311,763 to other related companies. As a result, cash inflows from investing activities were offset by outflows.

Net cash obtained from financing activities was US$1,155,275 in the first six months of 2000, as compared to US$98,232 for the same period of 2001. The cash obtained in 2000 was due to the increase of additional paid-in capital from acquisition of subsidiaries. In the same period of 2001, we obtained an unsecured installment loan from a bank of US$89,744 with a term of 18 months and also signed two installment purchase contracts totaling US$62,820.

We had cash and cash equivalents on hand of US$2,345,816 at the beginning of 2001, as compared to cash and cash equivalents on hand of US$93,050 at the beginning of 2000. Despite the fact that we had an overall reduction of US$224,771 of cash and cash equivalents on hand as of the end of June 30, 2001, we still had a total of US$2,117,433 of cash and cash equivalents on hand as of the end of June 30, 2001, as compared to US$1,742,742 as of the end of June 30, 2000. As a result, management intends to rely primarily on cash flow from operations for short-term liquidity, and believes that we have adequate liquidity to satisfy our cash needs for the twelve months following the end of June 30, 2001.

In the event that cash flow from operations is not sufficient to satisfy our short-term funding needs, we believe we can obtain liquidity through further negotiation of short-term loans from banks and other sources. Banking facilities totaling US$2.78 million were granted by four banks in Hong Kong in the second quarter of 2001. These banking facilities are intended to assist in satisfying short-term funding needs, including overdraft protection and revolving lines of credit.

If it is necessary to do so in order to satisfy its long term funding needs, we believe we will be able to obtain long-term bank financing by obtaining long term loans.

We have no current plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities. However, the sale of additional shares of common stock or other securities either in private placement transactions or through public offerings is a potential source of long-term liquidity which management intends to consider. It is anticipated that during the third quarter of 2001, a broker-dealer will file the necessary application with the NASD to request permission to publish a quotation for our outstanding common stock on the over the counter bulletin board. Although there is no assurance that the application will be approved or that a public market will develop for our common stock, management believes that the existence of a public market for our outstanding common stock would enhance our ability to raise additional capital through the public or private sale of securities.

OTHER RISK FACTORS

The Company's ability to provide service to its customers is highly dependent on good working relationships with a variety of entities such as airlines, steamship carriers and governmental agencies.

Changes in space allotments available from carriers, governmental deregulation efforts, regulations governing the Company's products, and/or the international trade and tariff environment could affect the Company's business in unpredictable ways.

Management believes the Company's business has not been significantly or adversely affected by inflation in the past. Historically, the Company has generally been successful in passing cost increases to its customers by means of price increases. However, competitive marketplace conditions could impede the Company's ability to pass on future cost increases to customers and could erode the Company's operating margins.

The Company continues to assess and improve financial controls. The Company has negotiated successfully with the banks to get credit facilities for future financial needs.

Additional risks and uncertainties include:

1. Governmental deregulation efforts, regulations governing the Company's products and/or the international trade and tariff environment adversely affecting our ability to provide services to customers.
2. Competitive marketplace conditions impeding the ability of the Company to pass future cost increases to customers.
3. Dependence of the Company on international trade resulting from favorable worldwide economic conditions.
4. Dependence of the Company on retention and addition of significant customers.
5. The ability to recruit and retain skilled employees in a tight labor market.
6. The ability of the Company to develop and implement information systems to keep pace with the increasing complexity and growth of the Company's business.

BUSINESS

Pacific CMA, Inc. was incorporated under the law of the State of Colorado on December 30, 1994 as a blank check company, whose business plan was to seek, investigate, and if warranted, acquire one or more properties or businesses. On August 28, 2000, 100% of the issued and outstanding shares of AGI Logistics (HK) Ltd. were exchanged for eight million newly issued shares of Pacific CMA. As a result of this transaction, AGI became a wholly owned subsidiary of Pacific CMA.

AGI Logistics (HK) Ltd. is a logistics service provider/freight-forwarding company based in Hong Kong. AGI arranges delivery of customers' goods going primarily to or from China via Hong Kong. AGI was established by Mr. Alfred Lam in August 1998.

Some competitors in the freight forwarding business only ship using one type of transportation medium, such as ground, sea, river, rail or air freight. Others, including AGI, can ship cargo on a variety of media, including ground, sea, river, rail or air freight. AGI uses the following freight forwarding methods:

> International Shipping: Air and ocean transport of freight utilizing international commercial and cargo lines

> Truck: Movement of non-expedited freight via its own trucking fleet of five vehicles as well as independent trucking firms and owner-operators.

> River Barge: Delivery of cargo to terminals or to tackles of ocean vessels

> Rail: Movement of non-expedited freight via railroads

Although capable of handling packages and shipments of any size, AGI focuses primarily on large shipments of equipment or materials weighing over 100 kilograms. As a result of the size of its average shipment, AGI does not generally compete with overnight courier or expedited small package companies such as Federal Express Corporation, United Parcel Service of America, Inc. or the local postal service.

AGI does not own or operate any aircraft, ships, river barges or railroads. AGI utilizes commercial freight air carriers, ships, river barges and railroads to provide expedited air, sea and rail transport. In situations where air transport is the chosen mode of transportation, AGI picks up, or arranges for the pick up, of a shipment at the customer's location and delivers it directly to the commercial carrier. The commercial carrier delivers it to the selected destination airport, shipping warehouse, ship, or railway station. AGI then pick- ups the shipment and delivers it or has it delivered to the recipient's location.

Some common technical terms used in describing AGI's business include feeder boat, reefer and break bulk. These terms have the following meanings:

> Feeder boat: A small motor boat which sails along shallow water, or nearby coastal ports. A feeder boat transfers a small amount of containers, usually 30-40 containers at a time, between two ports. Feeder boats also transport containers to and from larger vessels anchored off-shore in deep-water ports such as Hong Kong and Yantian Container Port.

> Reefer: A container with a refrigerator.

> Break-bulk: Freight forwarders at a port of origin will often consolidate consignments from various shippers which have the same destination under one group package. They will then consign this package, not to the final customers, but to overseas agents. When the agent receives the consolidated

shipment, each individual shipment is separated and then released to a designated consignee accordingly. This separation of a "grouped" consignment is called break-bulk.

To assist the reader of this prospectus, we have included another short definition of these terms the first time they are used in the text below.

AGI derives its income in the form of commissions received from overseas agents and handling and delivery charges from customers. AGI had current annual revenue of approximately $14,169,226 in 2000. Airfreight and sea freight forwarding are the most profitable sectors of its operations, accounting for over 90% of total gross profit with rail, river, and overland trucking operations accounting for the remainder.

Freight forwarding income (US dollars)	For the year ended December 31, 1999	For the year ended December 31, 2000
Air	7,516,402	9,464,981
Sea	1,617,271	3,833,027
Feeder	37,939	782,995
Trucking	19,960	88,223
Total	9,191,572	14,169,226
Gross profit		
Air	995,936	1,433,221
Sea	456,256	1,260,171
Feeder	(11,188)	170,725
Trucking	3,549	14,980
Total	1,444,553	2,879,097

AGI is a member of the International Air Transport Association, Hong Kong Association of Freight Forwarding Agents Ltd., and an associated member of the International Federation of Freight Forwarders Association.

Business Strategy

AGI maintains its administrative headquarters in Hong Kong, China. AGI operates four company-owned branch offices and has relationships with 39 independent contractor agency offices throughout the world. AGI intends to expand its business principally through the establishment of branch offices in strategic locations throughout China, and through the use of independent sales and marketing agents in strategic locations throughout the world.

Agency offices are owned and operated by independent business owners who enter into agency agreements with AGI. AGI plans to operate company-owned branch offices in South China and to use agency offices elsewhere in the world.

AGI has recently:

Established an airfreight operations office and warehouse in Hong Kong Air Freight Forwarding Center.

The proximity of its air freight office and warehouse to the airport makes it more convenient and speedy than other freight forwarding companies that are located further from the airport, especially in handling perishable, dutiable items and dangerous goods.

From this location, AGI handles export cargo to everywhere in the world, including Europe, North America, the Indian-Subcontinent, and Australia. Import cargoes are mostly from North America and the Far East. AGI's location near the airport enhances its ability to consolidate outgoing break- bulk shipments (shipments from different senders going to the same destination that are consolidated for shipment together) and to separate and process for delivery incoming break- bulk consignments.

> Established its own trucking team.

> Established branch offices at the Yantian International Container Port and the Futian Free Trade Zone.

> AGI registered to be a licensed cargo handler in The Futian Free Trade Zone in 1999. This enables AGI to offer trucking service, buyers' consolidation, import and export declaration and bonded warehouse storage to customers.

AGI started to offer river freight service through feeder boats (small container boats generally capable of carrying 30 – 40 containers) in 1999 to service customers seeking transshipment of goods in South China. At present, its feeder boats mainly serve the Pearl River Delta Region connecting with Zhuhai, Zhongshan, Nansha, Guangzhou, Dongguan, Shenzhen, Yantain Port and Kwai Chung Terminal.

AGI has broadened its business to include trucking, feeder boat operations, and warehousing, by acquiring Sparkle Shipping, Godown, Wharf and Transportation Company Ltd. in January 2000. Sparkle Shipping is based in Hong Kong.

AGI has agency contracts with 39 independent contractors throughout the world. These offices:

> Collect freight on behalf of AGI and send it to Hong Kong
> Provide sales and marketing support
> Deal with break-bulk, customs brokerage and clearance, local delivery services
> Handle routing of orders from an overseas country to Hong Kong

AGI provides these offices with the following services:

> Handle export cargo from Hong Kong
> Provide local pick-up and transshipment via Hong Kong rail/sea/air terminals
> Handle import cargo from overseas
> Deal with break-bulk, documentation, and customs brokerage and clearance
> Provide warehousing and storage

The gross profit of the air and sea freight shipments is be shared equally between AGI and individual overseas agent. Either party may terminate the agency agreement upon thirty days written notice to the other party, effective by the end of each month.

Branch offices are responsible for providing a number of services. Their primary function is to provide sales and customer service in a specified market or airport city. Branch offices utilize AGI's billing and accounting software, which allows each branch office to transmit customer billing and account information to AGI's administrative offices for billing to the customer. Customer invoicing and account collection for all branch offices and all sales and marketing agents is handled through AGI's headquarters in Hong Kong. Through this centralized system, AGI calculates and pays all commissions owed to agency-owned branch offices, sales employees, and independent sales and marketing agents.

AGI has not developed any contingency plans if its expansion in China does not proceed as planned.

Operations In Hong Kong and China

Hong Kong

Hong Kong is not subject to the laws of mainland China. Hong Kong still follows the common law system, and its legal system is sound. Under the Basic Law of Hong Kong, a mini-constitution codified prior to the return of Hong Kong to China, Hong Kong will continue to have, for 50 years starting in 1997, the same political, economic, and legal system it enjoyed under the British administration. Although there is no certainty as to the future, we believe that the autonomy of Hong Kong as a special administrative zone of China has been well respected by China to date.

China

AGI has three representative offices in China, in Shenzhen and Guangzhou. AGI has no direct investment in China by way of joint venture or wholly foreign owned operation, although it does have a sub-subsidiary operating in China: AGI Logistics (Shenzhen) Ltd. AGI receives all payments for its services at its head office in Hong Kong. Less than $2,000 of its gross revenues for 2000 were derived from these direct operations in China.

Under Chinese regulations, representative offices are not permitted to conduct direct business activities. They are permitted only to make business contacts and provide services on behalf of their head offices. Representative offices cannot enter into contracts or even receive payments on behalf of the head offices or any third parties.

Accordingly, AGI's operations are not significantly affected by factors to which companies with significant operations in China may be subject.

Earnings And Distributions

Hong Kong and China taxation

Of the three subsidiaries of AGI, only AGI-PRC is a PRC incorporated company. All other subsidiaries were incorporated in Hong Kong. All subsidiaries perform freight forwarding services only within their respective countries of incorporation. Only AGI Logistics (Shenzhen) Ltd. is subject to PRC taxes. The remainder of the operations are subject to Hong Kong taxes.

U.S. Taxation

AGI and its subsidiaries became U.S. controlled foreign corporations on August 28, 2000 as a result of the transfer of all issued and outstanding capital stock of AGI to Pacific CMA. In that connection:

> the controlled foreign corporations have not incurred foreign base company services;

> the controlled foreign corporations have not incurred foreign base company shipping income;

> Pacific CMA does not have income under IRC Section 956 for controlled foreign corporation earnings invested in U.S. property;

> the controlled foreign corporations have not incurred foreign personal holding company income in excess of an allowable de minimus threshold.

Moreover, because none of the controlled foreign corporations are engaged in a trade or business within the U.S., there is not any U.S. income tax provision associated with the controlled foreign corporation earnings under the internal revenue code, i.e. no earnings effectively connected with a trade or business conducted within the U.S.

Distributions to Pacific CMA from AGI

Hong Kong is a free-trade port, money is freely transferable to and from Hong Kong. There are no restrictions on AGI's ability to send money to the United States or to Pacific CMA.

Currency Conversion and Exchange

The limitation on conversion and remission of currency under Chinese law does not apply to AGI as AGI's payments are made by customers licensed or permitted to carry on import or trading business in a convertible currency, and are received in Hong Kong Dollars or US Dollars by AGI's head office in Hong Kong. AGI's China representative offices are not allowed to receive payments.

Office and Agency Locations

Home Office

AGI's head office in Hong Kong employs 49 people. It is located in Cheung Sha Wan, Kowloon and consists of sea freight, river freight, trucking, account, sales, marketing and administration departments. During 1999, for the purpose of expanding into river freight forwarding, AGI established a feeder boat team with head control office in Hong Kong and wharf operations in Guangzhou. AGI has a warehouse and air freight operations department located at the Hong Kong International Airport at Chep Lap Kok.

Futian Branch Office

Shenzhen Futian branch office is strategically located in Shenzhen's special economic zone, the Futian Free Trade Zone situated at the heart of Shenzhen. The office has 7 employees.

Futian Free Trade Zone is convenient to all seaports in Shenzhen, being located 30 km from Yantian Port and the Hong Kong border and 25 km from Shekou Port and Chiwan Port. Futian Free Trade Zone handles bonded cargo from other customs areas. It has an advanced customs system that is linked with Futian Customs. The Futian Free Trade Zone attracts customers and shippers that desire to have their materials or goods imported to Futian Free Trade Zone for temporary storage for the purpose of re-export or until a buyer is found. AGI's warehouse in Futian Free Trade Zone is fully bonded and operates under the jurisdiction of the Chinese government. As all exporters must have the approval from China customs before shipping out cargo to China, this oversight and regulation facilitates their ability to secure the requisite approvals.

AGI Logistics (Shenzhen) Ltd.

This sub-subsidiary of AGI was incorporated in mainland China in July, 2000. It is a wholly owned enterprise in China. Its gross revenues were only US$1,422 in 2000. It is located in the Futian Free Trade Zone, Shenzhen, China, and is a licensed freight operator within this area. Most of the AGI Logistics (Shenzhen) Ltd. business involved are logistics type of activities, e.g. warehousing, storage, pick & pack, and trucking. International freight forwarding activities are limited within the Free Trade Zone, since the Chinese government imposes extra customs formalities to cargo in and out of the Zone.

Yantian Branch Office

The Yantian branch office is strategically located at Yantian Port, Shenzhen, China. It has a gross floor area of approximately 500 square feet with a customs bonded warehouse of 26,000 square feet. It employs 7 individuals.

Guangzhou Branch Office

As part of its strategy to develop business in Mainland China, AGI has set up an office in Guangzhou and has signed an agency agreement with Guangzhou Huasheng International Forwarding Limited, an agent that owns a first grade freight forwarding license in China. The license allows AGI to operate international air and sea freight forwarding business, which includes booking of carriers, warehousing, transshipment operations, customs brokerage and clearance, freight charge clearance, insurance and transportation related services. This license provides that after one year of operations, AGI can seek to establish similar operations throughout China. AGI believes that this relationship will provide a springboard to develop its business in Mainland China.

This office is located in the center of Guangzhou, and employs 11 individuals responsible for departments of airfreight, sea freight, feeder boat, trucking, and warehousing. Its airfreight department and warehouse is strategically located at Guangzhou Baiyun Airport.

Global Agency Network

The arrangements between AGI and its overseas agents are usually non-exclusive. Under the arrangements the agents are not given any power to commit AGI in any way or any authority to enter into any contract on its behalf. The fees payable to these agents are usually determined by the requirements of the individual customer's order and the charges.

AGI has over 39 overseas agents many of whom have offices in cities such as Los Angles, New York, London, Tokyo, Seoul, Taipei and Shanghai. As a result, AGI is represented by more than one agent in many cities and does not generally need to rely on a single agent in any one city.

Through the use of these independent sales and marketing agents, AGI can expand its business without the costs typically associated with the ownership and maintenance of company-owned branch offices.

AGI has the following number of agency offices in the following countries:

Name of Country	Number of Agency Offices
Australia	5
Austria	2
Bangladesh	1
Belgium	2
Brazil	6
Cambodia	1
Canada	2
Chile	1
China	9
Colombia	1
Costa Rica	1
Denmark	1
Ecuador	2
Egypt	2
Estonia	1

Finland	1
France	1
Germany	2
Greece	1
Hungary	1
India	8
Indonesia	2
Iran	1
Ireland	1
Italy	6
Japan	6
Jamaica	1
Jordan	1
Korea	2
Macau	1
Malaysia	1
Mauritius	1
Madagascar	1
Mexico	7
Nepal	1
Netherlands	2
New Zealand	1
Pakistan	2
Philippines	1
Poland	1
Russia	1
Singapore	1
South Africa	4
Spain	6
Sri Lanka	1
Sweden	1
Taiwan	4
Thailand	2
U.A.E.	4
United Kingdom	3
U.S.A.	10
Venezuela	1

Vietnam	1
TOTAL	129 Agency Offices

AGI's Services

In order to continue AGI's rapid development of AGI's core business of freight forwarding services, AGI plans to consistently provide cost-effective and reliable freight forwarding services. AGI's competitors tend to be mostly cargo agents who can offer one type of transportation carrier to customers. However, many customers need to utilize more then one type of transportation carrier. For example, an inland factory may need to ship a container by truck, have it loaded via a feeder boat and transported by a large cargo vessel. It may then have to deal with three separate transportation agents for shipping.

By contrast, as a multi-service provider offering expedited air and expedited ground services, AGI can provide its customers with one-stop transportation shopping, arranging for all necessary forms of transportation at the same time.

AGI has a diverse customer base. AGI's customers' industries include automotive, computer and electronic equipment, heavy industrial and construction equipment, printed materials, textiles and apparel. In addition to these industries, AGI provides transportation services to trucking lines, and logistics companies. As a result of AGI's diversity of customer base and services, no single customer contributes more than 5% to AGI's revenues.

To accommodate its expedited freight customers are demanding more than basic transportation services, AGI offers a variety of services including:

> In-house customer services provided to clients from Monday through Friday from, 9:00 a.m. to 6:00 p.m. and Saturday from 9 a.m. to 1 p.m.
>
> Customs and international documentation: AGI is authorized by the Hong Kong government to issue transshipment licenses which are commonly used for licensed cargo from mainland China via Hong Kong to overseas.
>
> Its airfreight warehouse is located in the Airport Freight Forwarding Center, which is a 24 hours security guarded center.
>
> Proof of delivery documentation for every shipment is available upon client's request.
>
> Door-to-door services available upon client's request

Air and Ground Freight Business

AGI has focused its development on air and ground freight services. The mode of transportation depends on

> The contents of the shipment
> The basis of the route
> Departure time
> Available cargo capacity
> Cost

In many situations, ground freight offers the most cost-effective and reliable method for transporting large, heavy shipments in a short period of time. Through AGI's arrangements with trucking, shipping and rail companies, AGI is able to provide direct door-to-door expedited service throughout Southern China and Hong Kong.

Situations arise when expedited airfreight will be the most cost-effective, if not the only, way to provide on-time service. AGI does not own, and does not intend to acquire, any aircraft. To provide airfreight services, AGI engages commercial passenger and freight air carriers. AGI utilizes its own trucking team to provide delivery services throughout Hong Kong and South China in order to handle door-to-door services.

AGI's industry expertise enables it to maximize the efficiency and performance of its freight forwarding and other expedited transportation services for customers, such as shipment of dangerous goods (chemicals and a variety of bulky on-deck cargo such as heavy machinery). Its management has significant experience in the shipment of delicate items.

AGI believes its ability to obtain cargo space allotments directly or indirectly from air or ocean carriers has been one of the most important resources of its business. As a result of management reputation established in the market place over the past 26 years with AGI and with other companies before AGI was formed, AGI now has non-binding, non-written relationships with various major air and ocean carriers, cargo space providers.

With respect to sea cargo space, AGI has primarily non-binding, non-written arrangements with several major shipping lines for the supply of containers and space for those containers on the container ships.

Due to the volume of shipments AGI arranges, AGI is generally able negotiate competitive pricing for air shipments. While AGI's airfreight purchasing power is based on volume, AGI does not have a contractual obligation to meet minimum volume requirements. Generally, AGI's prices are lower than the price AGI's customers could negotiate with commercial passenger and freight air carriers, since it buys in bulk from airlines and retails the space to individual customer as needed.

In the past, in certain but not all circumstances, if AGI handles a large volume of business with a particular carrier, it has been able to obtain additional discounts from these carriers. For example, if AGI has reserved capacity on a particular flight, AGI has been able to negotiate an even further discount by offering larger shipping volume to the carrier at a time. AGI believes that as it continues to grow, AGI can obtain additional volume discounts with commercial airlines and air cargo carriers as a result of increased purchased capacity.

Sea Freight

Since China adopted the open door policy and economic reforms in 1978, the Pearl River Delta region has become a major manufacturing area for commercial products made by or for companies in foreign developed countries. Over 80% of the finished products being manufactured in Pearl River Delta region are exported via Hong Kong to overseas. (Source: Hong Kong Year Book.) Sea traffic is the major transportation mode for forwarding the huge volume of cargo between continents.

 AGI offers wide range of sea freight services, including

> Loose cargo consolidation,
> Bulky on-deck cargo
> Full container load handling
> Sea-air transportation
> Inland trucking between factory and warehouse
> Storage and warehousing
> Export/import declaration
> Electronic data interchange of import/export license

AGI is capable of handling perishable, dangerous cargo, reefer – or refrigerated - cargo and duty free cargo.

To cope with the rapid expansion of business, the sea freight operations team was increased from three to eight persons in 2000.

Import Freight Forwarding

Import freight cargo includes leather, fabrics, watch components and chemical products. AGI handles an increasing number of shipments imported into Hong Kong and destined for China.

An import freight forwarding transaction usually commences when AGI receives a shipment advice from a customer, overseas agent or shipping agent detailing the quantity and nature of cargo shipped and the expected date of arrival. AGI promptly notifies the consignees of the cargo of the relevant details and, depending on its instructions, arranges for customs brokerage and clearance and, if required, provides other services such as temporary storage, local delivery and distribution. In Hong Kong and South China, AGI is able to provide local delivery of cargo by either using its own fleet of radio-equipped trucks or engaging subcontractors to provide the services.

AGI derives its income from air and sea import freight forwarding services in the form of commissions received from overseas agents and handling and delivery charges from customers. The import department handled over 3000 shipments last year. More than 85% of the import shipments are mainly from North America and the Far East Region.

River Freight

River cargo is transported by smaller capacity feeder boats plying exclusively within the river trade limits. The river trade limits are the waters in the vicinity of Hong Kong which broadly include the Pearl River, Mirs Bay and Macau, and other inland waterways in Guangzhou and Guangxi which are accessible from waters in the vicinity of Hong Kong.

According to the Census and Statistics Department, the value of Hong Kong's external merchandise trade by river accounted for 4.3%. Comparing the first half of Year 2000 with the same period in 1999, the value of re-exports by river for most of the top-five commodity divisions rose. More significant increases were recorded for electrical machinery, apparatus and appliances, and electrical parts thereof - by HK$1 billion or 51.9%; office machines and automatic data processing machines - by HK$553 million or 35.4%; and textile - by HK$549 million or 24.6%. To provide a full range of logistic service and to cater for the expected rapid growth in trade originating from and destined for Pearl River Delta region, AGI launched a river feeder boat service in 1999.

Physically, goods need to be taken to Hong Kong by trucks or by river feeder boats and transferred onto ocean-going vessels; or vice versa if the goods are moving in the opposite direction. However, cargo carried by trucks face serious customs problems at the Chinese border, causing delays of delivery. In addition, a single container can be only carried by one truck, which is costly. In view of this, feeder boats share the workload of trucks with no traffic congestion while enjoying lower costs and greater flexibility in delivering cargo to terminals or to tackles of ocean vessels.

To cope with the increase of import and export cargo volume in the Pearl River Delta region and the demands of customers and liners, AGI is planning to expand the fleet and broaden the service routing in the middle of year 2001.

The river trade cargo, loaded and discharged, empty and laden, was handled primarily at sites other than container terminals. About 199,000 Twenty feet container equivalent units were handled at sites other than container terminals, while container terminals recorded 54,000 Twenty feet container equivalent units of river cargo in 1999. It has been AGI's experience that river trade has gone up as Hong Kong handles an increasing volume of transshipment goods from China. These goods are typically shipped into Hong Kong on river barges, and are then re-exported overseas.

Rail Freight

There is a 24 kilometer rail link from Yantian International Container Terminal to Pinghu Station to connect onto the Guangzhou-Shenzhen main line. This rail link is able to expand Yantian Port inland by exporting cargo from and delivering cargo to places along both the Beijing-Guangzhou Railway and the Beijing-Jiulong Railway. There are plans to open up the market at Yunnan, Guizhou, Sichuan, Wuhan and Chengdu by providing rail link services and to door services afterwards.

Shenzhen Ping Yan Railway is a regional railway for YanTian Port, an international transshipment port. It starts from Ping Hu Station of Guangshen Railway in the north and is connected with two major trunk lines, with the south end at Yantian Station of Yantian Zone. The mainline is 23 kilometers and has two stations, Yantian, and Henggang Station.

With the continuous development of Yantian and the launching of Phrase 2 expansion of Yantian International Container Terminal, the handling capacity of the port is growing. In addition, the development of Shenzhen eastern district, the construction of Long Gang Large Industrial Zone along the rail line, should bring a larger supply of freight for the railway.

Trucking

In Hong Kong, AGI is able to provide local pick-up and delivery of cargo, by either using its own fleet of radio-equipped trucks or engaging sub-contractors to provide the services. AGI intends to increase the number of trucks in line with future expansion of business. AGI has a license and permits the trucks to operate into the Futian Free Trade Zone, Shenzhen, China.

AGI's truckload brokerage services locate and secure capacity when non-expedited ground transportation is the most cost-effective means of meeting a customer's delivery requirements. AGI's brokerage operations enable it to serve a large number of customers simultaneously through third-party common carriers. Third-party common carriers can be engaged on an "as needed" basis.

Warehousing

AGI has fully equipped warehouses in Hong Kong, Futian Shenzhen, Yantian Shenzhen and Guangzhou to serve for storage of cargo.

   Hong Kong Air Freight Warehouse: is located at Unit 259, 2/F, Airport Freight Forwarding Center, 2 Chun Wan Road, Chek Lap Kok, Hong Kong. It has a gross floor area of approximately 12,000 square feet.

   Hong Kong Sea Freight Warehouse: located at Unit 303B, 4/F, H.I.D.C., Kwai Chung Container Port 4, Container Port Road South, Kwai Chung, New Territories, Hong Kong. It has a gross floor area of approximately 38,000 square feet.

   Shenzhen Futian Warehous: located at 11 Honghua Road, Futian Free Trade Zone, Shenzhen, China. It has a gross floor area of approximately 161,700 square feet.

   Shenzhen Yantian Warehouse: Its operations warehouse is located at No.3 Yantian International Container Terminal Warehouse, Shatoujiao, Shenzhen, China. It has a gross floor area of approximately 26,000 square feet.

   Guangzhou Warehouse: Its air operations office is located at G/F, Cargo Building, Baiyun Airport, Guangzhou 510405, China. It has a gross floor area of approximately 2,000 square feet.

Strategic Acquisitions

AGI may expedite its expansion through strategic acquisitions. AGI recognizes that, in some circumstances, the most-efficient way to expand AGI's operations will be by acquiring an existing company. Prospects would include existing freight forwarders in certain key markets or companies whose services compliment AGI's own. AGI believes expansion through acquisition may enable it to increase AGI's market share more rapidly and allow it to take advantage of opportunities arising from economies of scale earlier than if AGI relied exclusively on internal expansion.

Computer Based Technology

An important component of AGI's business strategy is the development of advanced information systems. The Internet Freight concept, which is to be promoted via its website www.agi.com.hk enables the user to:

> Send booking or rate quotation inquiry to AGI
> Access to update shipping schedule
> Obtain shipping order from the Website
> Track and trace cargo movement status

Each branch office and overseas agency office is equipped with computer systems and coordinates the handling of cargo. Representatives at each station are capable of organizing full range of logistics activities, providing fast and accurate tracking record of freight transactions.

AGI maintains customer liability insurance with a maximum protection of each single claim incident of US$ 250,000. So far AGI has not received any formal claim from a customer.

Industry Overview

Large multinational companies, as well as businesses of all sizes, increasingly are examining their freight transportation needs to achieve competitive advantages and cost savings. As a result, AGI believes that the most successful transportation providers will be those carriers that can provide value-added services, speed and reliability of delivery of both goods and information, global capabilities and competitive pricing.

The current global airfreight and expedited market is about $82 billion worldwide according to the Colography Group as reported in Transportation Topics on January 17, 2000. Airfreight growth is expected to be driven by several factors, including:

> The expansion of global commerce because of the reduction of regulatory barriers and the world-wide sourcing of raw materials and product distribution

> Just-in-time inventory trends aimed at reducing inventory turnover time and warehousing facilities

> Fast growth of high-value, short shelf-life technology and electronic products

AGI believes the future success of freight forwarding businesses will depend on the ability to integrate technological applications with customers to provide complete global solutions. AGI believes the industry will continue to evolve from a price-based to a service-based industry.

Freight forwarding is traditionally a non-asset based business. Providers typically do not own aircraft or ocean vessels, although some may maintain small truck fleets. International airfreight forwarders generally focus on the heavyweight freight market that involve shipments greater than 100 pounds, and generally do not directly compete with the integrated carriers of small parcels such as UPS and Fed Ex.

In most cases, a freight forwarder acts as an indirect carrier for its customers. The forwarder procures shipments from its customers, consolidates them into a single lot based on common destination and tenders them to the airline, air charter, ocean carrier or common carrier for transportation to a distribution point. Consolidation of shipments is commonly carried out on a door-to-door or airport-airport basis. When providing door-to-door services, the forwarder usually arranges for local and long haul surface transportation in addition to airfreight.

Freight forwarders usually offer customers fee-based services related to the movement of goods such as preparing all shipment-related documentation, waybills, commercial invoices and packing lists.

The Hong Kong and South China Region

South China, including Hong Kong and Pearl River Delta Region Area is one of the most active transportation nodes in the world. The region has been growing dramatically in the past twenty years owing to the open market policy put forth by the Chinese Government in 1978. Overseas investment, especially from Taiwanese and Japanese conglomerates in the region, has resulted in a significant increase in the number of factories and manufacturing plants in the region. The result has been a significant increase in demand for freight forwarding services, with the need to import raw material into the region and export finished products out of the region. (Source: Hong Kong Year Book)

In 1999, over 50% of in and out cargo into Pearl River Delta Region was handled through Hong Kong International Airport and Kwai Chung Container Terminal. In response to the rapid growth of the region, other transportation hubs around Hong Kong such as Macau, Zhuhai, Shenzhen and Guangzhou are gradually becoming key parts of the transport web. (Source: Hong Kong Census and Statistical Department)

The newly built Hong Kong International Airport in Chep Lap Kok located over 60 kilometers away from the city, in which the cargo center operates 24 hours. The cargo handling capacity of the airport is one of the largest cargo centers in the world.

Shenzhen Yantian

The reunification of Hong Kong to China since 1997 has further accelerated the growth of South China as a whole entity. Despite strict controls from the government among freight forwarding companies in the past two years, AGI believes China is becoming more open to forwarders from Hong Kong and overseas to establish office via direct investment and/or joint ventures. Among the coastal ports of South China, Shenzhen Yantian has the largest handling capacity of standard containers. When the phase three development is completed in 2005, Yantian International Container Port will have the potential to compete with Kwai Chung Container Terminal, which is already positioned in the top five container ports in the world. TheYantian International Container Port has railway station.

Futian Free Trade Zone

The Futian Free Trade Zone is one of the most important bonded areas in South China, being geographically situated adjacent to Hong Kong. The Futian Free Trade Zone provides wide range of logistic services from storage, buyer's consolidation, re-distribution, trucking and more. Factories, empty container depots and offices for multi-national corporation offices such as IBM, Sanyo, Hitachi, and Siemens, are located in the Futian Free Trade Zone.

Guangzhou

Guangzhou is a land, water and air transportation hub for Southern China. In 1997, 85 million tons of goods were shipped through water ports, of which 74.5 million tons went through the Guangzhou harbor and 10.6 million tons through other ports administered by the city's Bureau of Shipping Affairs. In 1999, Guangzhou port handled 101.6 million tons of freight, making it the second busiest freight port in China after Shanghai, according to statistics of the Guangzhou Government.

Guangzhou port will soon see the completion of the second phase of its sea channel, the state press reported recently. Officials quoted in reports attributed the rapid growth of the port to its favourable geographical location, China's policy of increasing domestic demand and efforts to restrict the extent of smuggling.

By nature of geographical proximity and for historical reasons, Guangdong has maintained much closer trade links with Hong Kong than with most other provinces in China. The vast majority of the trade between South China and the rest of the world is handled through Hong Kong, and the firms involved in the trade are often based in Hong Kong. Physically, the goods need to be taken to Hong Kong by trucks or by feeder boats, and transferred onto ocean-going vessels; or vice versa if the goods are moving in the opposite direction

Pearl River Delta Region

With the increasing demand of freight movement in Pearl River Delta Region together with the geographical constraint of shallow water along Zhujiang Kou, feeder boat river transportation has become the major low cost, mass transit means of forwarding containers between production sites and a container port. In fact, the traffic is both ways, bringing loaded containers from factories to deep-water ports and carrying onward containers from a mother vessel to shallow water coastal areas.

Marketing

AGI's success has resulted from its persistent commitment since the commencing of business to provide competitive pricing and efficient and reliable services to its customers worldwide. AGI enjoys the benefits of management's many longstanding and excellent relationships with its customers, major airlines and shipping lines, and its extensive network of overseas agents. Its management has accumulated extensive experience in identifying prospective overseas agents to ensure compatibility with the operations and that the ability of its personnel to foster and maintain these valuable relationships as mentioned above contribute to its success.

Its experienced sales team is responsible for marketing its services to a diversified base of customers and bringing in new customers and overseas agents in order to extend its agency network. The sales team members make regular courtesy visits to existing and potential customers in Hong Kong and overseas with a view to better understanding their requirements and expectation. Members of the sales team often provide customers with suggestions to ensure cost-effective and efficient delivery of goods, and provide a service intended to meet the customers' particular needs as to packaging, special timing, seasonal demand and unusual types of freight forwarding service.

The sales team is responsible for the implementation of its strategy of focusing on customers who would provide higher profit margin to AGI. AGI has a sales and marketing team for Hong Kong and China offices, which consist of 13 professionals, which is an increase from 2 since the commencing of business in August 1998.

In addition to its employees posted in China as its representatives, overseas agents who are independent contractors are appointed by AGI to generate business and to coordinate freight activities in their respective markets. These overseas agents are paid on a commission basis.

A country may import and export cargo under various modes to move the cargo. In the garment industry for instance, those orders which are less time-sensitive or non-fashion garments are usually shipped via sea freight while the fashion type, seasonal garments and high retail value clothing are shipped mostly by air freight.

In the financial year ended June 30, 1999, AGI served more than 2,000 customers, of whom over 700 have maintained regular business dealings with AGI over the past year. AGI enjoys a broad customer base, which it has built up over a period of more than one year.

AGI has over 40 major customers that buy or sell merchandise such as garments, toys, electronics parts and appliances. AGI believes one of the benefits arising from the broad customer base is that it has acquired extensive experience in accommodating the requirements of different customers in dealing with a great variety of products. The diversity in the mix of cargo enhances the ability to achieve economics of scale.

The majority of its transactions are denominated in Hong Kong dollars or US dollars. The risk due to exchange rate fluctuation is negligible so long as the Hong Kong dollar remains pegged to the US dollar. Sales are made on credit, generally of 30 days, or on a cash basis. There is in existence a credit control policy, which AGI's employees have been instructed to follow by checking or obtaining the credit reference of new customers and reviewing the credit records of its customers by senior staff and obtaining prior approval from a director for orders in excess of a pre-determined amount. AGI on the other hand receives credit, generally of 30 days, from airlines and shipping lines and the settlement is usually on a cash basis.

AGI markets its services through a national sales organization consisting of 5 company-owned branch offices, over seventy cargo agents distributed in 54 countries and 127 cities serving the major gateways worldwide agency-owned branch offices and independent sales and marketing agents. AGI expects to continue expansion by increasing the number of branch offices, recruiting additional independent sales and marketing agents and expanding AGI's fleet of independent truck owner-operators.

AGI's marketing efforts are directed primarily to distribution, procurement and marketing managers of potential customers with substantial requirements for international transportation of cargo.

Through AGI's expansion, AGI anticipates that it will be able to transport a greater number of shipments and AGI anticipates that the increase in volume may in some but not all cases allow it to obtain lower rates from air and ground service providers. By consolidating freight shipments, AGI expects to reduce its costs of transportation.

Future Services

AGI believes that the key to success in the ever-changing freight industry lies with the ability to introduce new and quality services and applications in a timely and efficient manner.

If China enters the World Trade Organization

China has not acceded into the World Trade Organization. However, after more than 15 years of negotiations, China has concluded bilateral negotiations with all major trading countries which are members of the World Trade Organization, including US, EU, Canada, Australia, Japan, etc. Successful conclusion of bilateral negotiations with World Trade Organization members is an important pre-condition to China's accession to World Trade Organization. Most recently, China and US have resolved the key technical issue of China's subsidies for its agricultural products. China has on different occasions recently lowered its import duties and other tariffs to bring it closer to the World Trade Organization standards. Last rounds of meetings are under way in Geneva between China and the World Trade Organization on the technicalities of China's accession.

AGI expects that import and export cargo of China will increase significantly if China secures World Trade Organization membership. Accordingly, AGI expects to expand its operations in China when and if this occurs.

After the Implementation of its Internet Freight System

To enhance its services, AGI is developing in conjunction with ShippingPoint.com, a web-based real-time supply chain solution, offering customers instant freight quotations, online booking, and web based tracing and tracking.

Logistics is one of the most important parts of e-commerce, but often forgotten by many. The logistics industry itself has been one of the slowest to develop technologies to complete the end-to-end supply chain solution. AGI plans to be one of the leading pioneers in this field, using the latest technologies, which will help to enable Asian manufacturers to comply with their Western buyers time sensitive quotation request and other requirements. If it successfully implements its business plan, which is not certain, AGI will offer its customers a true paperless airfreight system using the Internet for creating house air waybills, commercial invoices, and real time tracing and tracking.

AGI has been appointed the exclusive logistics partner to Asian Trade Link, an Asian catalogue sourcing site that will shortly connect with one of the leading international trade banks enabling them to offer their client a true end-to-end solution from sourcing to online letter of credit application, freight quotation, online freight booking, online credit check and inspection, shipping and finally electronic Bill of Lading enabling electronic payment to all parties within hours of shipping.

AGI is working with Global Samples, a company developing a complete trade samples shipping and payment solution, taking the uncertainty and difficulty out of ordering commercial samples from Asia, as well as making it easier for Asian manufacturing companies to give samples to international buyers. This is potentially a huge business for both airfreight and sea freight. Consolidation to key gateways will help to reduce the cost of shipping samples.

Nowadays, e-commerce becomes more popular owing to the rapid development of internet. Business firms, especially those companies have active involvement in finance, investment and banking, new transactions of catalog sales are putting forth via internet. There is no doubt that the traditional consumption pattern is going to be modified in response to this new electronic era.

It is forecasted that production bases are going to be developed further in low labor cost sites, such as China, the Indian sub-continent and African countries, while the consumption of consumer products is less geographically bound by end-user market places. Purchasing via electronic means will gradually replace the retail store on the street or in the shopping mall, especially for those homogenous products.

While the inertia of general consumers to change their shopping habits is hard to predict, at least AGI as a forwarder needs to change in order to accommodate the e-commerce trend. No matter how the consumption will be made, cargoes will need to be shipped from sellers to buyers. E-commerce promotes the business to customers who demand door-to-door service. The international courier enterprises will definitely benefit from the increased demand of door-to-door services, while leaving both liners and airlines behind. In view of the future development trend, AGI is more flexible than the carriers on selecting companion partners, for example, the local courier companies who offering to-door delivery services.

AGI expects that the rapid advancement of computer and internet technology will continue to create more advanced functional applications and raise customers' expectations for greater efficiency when making inquiries or bookings. The internet freight system will definitely shorten the process cycle of logistic service. AGI believes that this unique self-perpetuating nature of the internet freight system is the underlying force, which creates the continuous expansion and diversification of the freight market. AGI believes that the changes and growth in the freight forwarding industry will continue to present tremendous opportunities to the freight industry and related business especially in China.

Competition

AGI has encountered strong competition from other companies in the freight forwarding industry. Competitive factors include reliability of service, price and available cargo space capacity. AGI believes AGI can continue to effectively compete regarding these factors. AGI believes AGI offers a unique blend of services involving all modes of transportation, including truck, sea, rail and air plus warehousing as well as internet freight and inland trucking between Hong Kong and Mainland China.

There are currently 106 air freight forwarding companies and 519 sea freight forwarders operating in Hong Kong that can be considered to be competitors to AGI. AGI's primary competitors are Rical, Speedmark, AEI, Fritz, Scanwell, and Expeditors. AGI competes with regional and local freight forwarders.

Government Regulation

AGI's operations are subject to various local and foreign regulations that require it to maintain permits and licenses. AGI's failure to comply with applicable regulations and maintain necessary permits and licenses could result in a revocation of AGI's operating authority or substantial fines. AGI believes AGI is in compliance with all applicable regulations and that all AGI's required licenses and authorities are current.

AGI is subject to laws regulating the discharge of materials into the environment. Similar laws apply in many of the foreign jurisdictions in which AGI operates. Although AGI's operations have not been significantly affected by compliance issues in the past, AGI cannot predict the impact environmental regulations may have in the future. AGI does not anticipate making any material capital expenditures for environmental control purposes in the foreseeable future.

Employees

As of December 31, 2000, AGI had 49 employees, all of them were employed on a full-time basis. AGI has 8 sales employees. None of AGI's employees are parties to any collective bargaining agreement, and AGI considers AGI's relationship with it's employees to be good.

Legal Proceedings

From time to time, AGI may become involved in legal proceedings occurring in the ordinary course of business. Subject to the uncertainties inherent in any litigation, AGI believes that there are no pending or threatened proceedings that are reasonably likely to result in a material adverse change in AGI's financial condition or operations.

Properties

AGI's Head office: is located at Unit D, 11/F, Garment Centre, 576-586 Castle Peak Road, Cheung Sha Wan, Kowloon. It is a leased property.

Hong Kong Air Freight Warehouse: is located at Unit 259, 2/F, Airport Freight Forwarding Center, 2 Chun Wan Road, Chek Lap Kok, Hong Kong. It is a leased property.

Hong Kong Sea Freight Warehouse: is located at Unit 303B, 4/F, H.I.D.C., Kwai Chung Container Port 4, Container Port Road South, Kwai Chung, New Territories, Hong Kong. AGI appointed the warehouse as the CFS station to act on behalf of AGI to receive sea freight cargo from suppliers.

Shenzhen Futian Office: is located at Room 113B, Block 3, International Trade Centre, 1001 Honghua Road, Futian Free Trade Zone, Shenzhen, China. It is a leased property.

Shenzhen Futian Warehouse: is located at 11 Honghua Road, Futian Free Trade Zone, Shenzhen,

China. AGI appointed the warehouse as the CFS station to act on behalf of AGI to receive sea freight cargo from suppliers.

Shenzhen Yantian Office: is located at Room 107, Terminal Offices Building, Yantian Port, Shatoujiao, Shenzhen, China. It is a leased property.

Shenzhen Yantian Warehouse: is located at No.3 Yantian International Container Terminal Warehouse, Shatoujiao, Shenzhen, China. AGI appointed the warehouse as the CFS station to act on behalf of AGI to receive sea freight cargo from suppliers.

Guangzhou Office: is located at Room 1202, Block A, Fuqian Building, 618-620 Jie Fang Road North, Guangzhou, China. It is a leased property.

Guangzhou Warehouse: Its air operations office is located at G/F, Cargo Building, Baiyun Airport, Guangzhou 510405, China. It has a gross floor area of approximately 2,000 square feet. AGI appointed the warehouse as the CFS station to act on behalf of AGI to receive sea freight cargo from suppliers.

AGI believes AGI's existing office facilities are in good condition and are equipped for their purposes.

Intellectual Property

AGI has domain rights to the URL sites of:

> www.agi.com.hk
> www.agihk.com
> www.sparklehk.com

MANAGEMENT

Pacific CMA

The names and ages of Pacific CMA's executive officers and directors as of March 31, 2001 are as follows:

Name	Age	Positions Held and Tenure
Alfred Lam	48	President, Treasurer and Director since December 31, 2000
Louisa Chan	43	Director since December 31, 2000
Scott Turner	47	Director since December 31, 2000

AGI

The names and ages of AGI's executive officers and directors as of March 31, 2001 are as follows:

Name	Age	
Alfred Lam	47	President / Chairman / Managing Director of the Group
Louisa Chan	42	Director
Kaze Chan	35	General Manager
Henrik M. Christensen	45	Marketing Director
Rango Lam	28	Secretary
Dorothy Wong	27	Treasurer
Daisy Law	27	Accountant

| John Lam | 37 | Seafreight Director |
| Dickwa Dai | 36 | Airfreight Director |

Alfred Lam - President / Chairman / Managing Director of the Group

| 98-date | AGI Logistics (HK) Ltd | Managing Director |
| 77-98 | AWT World Transport (HK) Ltd | Managing Director & Chairman |

He holds a bachelor degree in business administration from the Chinese University of Hong Kong.

Date of birth: 2/18/1953

Louisa Chan - Director (wife of Alfred Lam)

| 94-95 | AWT World Transport (HK) Ltd | Executive Director of AWT |

Date of birth: 8/7/1958

Scott Turner – Director

| 94-date | Airgate International Corp | President |

Mr. Turner spends approximately 10% of his time on the business of AGI.

Kaze Chan - General Manager

98-date	AGI Logistics (HK) Ltd	Sales Director / General Manager
96-98	AWT World Transport (HK) Ltd	Deputy Ocean Director
93-96	Northwest Airlines Inc	Account Manager

He holds a master degree of arts in urban studies from Michigan State University in the United States

Date of birth: 9/2/1965   Commencement date: 10/1/1998

Henrik M Christensen - Market Director

2000	AGI Logistics (Hong Kong) Limited	Marketing Director
96-99	FSU Freight Ltd / ShippingPoint.com Limited	General Manager
90-96	Spedition Services Ltd	General Manager

He graduated from Koebenhavn's Koebmanskole in 1974

Date of birth: 9/13/1955   Commencement date: 11/1/2000

Rango Lam – Secretary

99-date	AGI Logistics (HK) Ltd	Company Secretary
96-99	World Connect (HK) Ltd	Senior Secretary / Sales & Marketing Manager
94-96	AWT World Transport (HK) Ltd	Executive Secretary

Date of birth: 6/23/1972   Commencement date: 7/9/1999

Dorothy Wong – Treasurer

| 98-date | AGI Logistics (HK) Ltd | Chief Accountant |
| 94-98 | AWT World Transport (HK) Ltd | Assistant Accountant |

She holds L.L.C. Higher Certificate since 1993
She passed AAT Level 1 since 2000

Date of birth: 9/12/1973   Commencement date: 9/1/1998

Daisy Law – Accountant

| 2000- date | AGI Logistics (Hong Kong) Limited | Accountant |
| 96-00 | Messrs. Paul W.C. Ho & Co, C.P.A. | Senior Audit Supervisor |

She graduated from the Chinese University of Hong Kong with an honors bachelor degree.
She is now the member of the Hong Kong Society of Accountants and the Association of Chartered Certified Accountants.

Date of birth: 9/20/1973   Commencement date: 11/1/2000

John Lam - Seafreight Director

99-date	AGI Logistics (HK) Ltd	Director - Sea Freight Division
98-99	Speedy Neptune (HK) Ltd	General Manager
89-98	Wellcorp Container Lines Ltd	Director

Date of birth: 9/26/1963   Commencement date: 5/12/1999

Dickwa Dai - Airfreight Director

99-date	AGI Logistics (HK) Ltd	Director - Air Freight Division
91-99	P.A.C. Pactrans Air Cargo (HK) Ltd	Operations Director

He holds Certificate of Achievement – Dangerous Goods Regulations since 25 August 2000
He holds Diploma granted by IATA since 1992

Date of birth: 5/25/1964   Commencement date: 8/30/1999

Directors of both Pacific CMA and AIG serve for the a one year term. Pacific CMA's bylaws provide for a board of directors comprised of not less than one nor more than 5 directors. AGI's bylaws provide for a board of directors comprised of not less than one and with no limit for the number of directors.

Executive Compensation.

Officers of Pacific CMA are not compensated.

The following table sets forth all compensation awarded to, earned by, or paid for services rendered to AGI in all capacities during the years ended December 31, 2000 and 1999, by its chief executive officer. No other officer received compensation in excess of $60,000.

Summary Compensation Table

Name

	Year	Salary
Mr. Alfred Lam	2000	$50,000.00
	1999	$46,153.85

Employment Agreements

Pacific CMA has no employment agreements.

Under an oral employment agreement with Mr. Lam, AGI has agreed to pay him a salary of $50,000 for the year ending December 31, 2001.

Key man insurance: None.
Written employment agreement: None.

Board Compensation

Directors of both Pacific CMA and AGI do not receive cash compensation for their services as directors, although some directors are reimbursed for reasonable expenses incurred in attending board or committee meetings.

Stock Option Plan

AGI has a stock option plan:

> Name of Plan: 2000 Stock Plan

> Who is eligible: Officers, key employees, and other persons as a means of attracting & retaining such persons for the long-term success of the corporation

> Who selects recipients: Mr. Alfred Lam

> Plan approved by shareholders: September 1, 2000.

> Grants in prior fiscal year: None

Indemnification of Directors and Officers

Colorado law permits a Colorado corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for monetary damages except for liability resulting from:

> Breach of a director's duty of loyalty to it or its shareholders.

> Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

> Violations of section 7-108-403 of the Colorado business corporation.

> Transactions from which a director directly or indirectly derived an improper benefit.

Its articles of incorporation contain a provision, which limits the liability of its directors and officers to the maximum extent permitted by Colorado law.

In addition, its bylaws provide that Pacific CMA will, to the fullest extent permitted by Colorado law in effect from time to time, indemnify and hold harmless its officers and directors from and against all expense, liability and loss, including attorneys' fees, actually and reasonably incurred by them in connection with civil, criminal, administrative or investigative actions, suits or proceedings. The bylaws further provide that Pacific CMA may, by action of the board of directors, provide indemnification to its employees and agents with the same scope and effect as the indemnification of its officers and directors. Pacific CMA is permitted under the bylaws to purchase and maintain insurance and to advance expenses to directors and officers and others to cover the costs of defending a proceeding.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the year ended December 31, 2000, the Pacific CMA and its subsidiary had the following transactions with related parties:

	2000 US$
Acquisition of Sparkle Shipping, Godown, Wharf & Transp. Co., Ltd. and Guangzhou Huasheng International Forwarding Ltd.	(12,840)
Payment of freight cost to AGI Freight Services Inc. and AGI Logistics	(18,476)

(Shenzhen) Ltd.

Received freight income from AGI Freight Services Inc. and AGI Logistics (Shenzhen) Ltd.	**26,956**
Received interest income from Mathew Ltd.	**10,700**

Mr. Lam and/or Ms. L. Chan, his wife, or their affiliates are directors of all of the companies set forth above.

Certain general and administrative expenses incurred by Pacific CMA and its subsidiary during the period on behalf of the related parties were reimbursed by the respective related parties at cost.

During the year ended and as of December 31, 1999, the Group made advances to Mr. Lam amounting to $52,137, which were subsequently reimbursed at cost. As of December 31, 2000, the balance due from AGI to Mr. Lam amounting to $1,913 was unsecured, interest-free and has no fixed repayment terms.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth ownership of Pacific CMA's common stock as of March 31, 2001 by

Each shareholder known by it to own beneficially more than 5% of the common stock
Each executive officer
Each director
All directors and executive officers as a group

Name	Number of Shares	Percentage
Alfred Lam		
AGI Logistics		
Unit D, 11/F, Garment Center,		
576-586 Castle Peak Road,		
Cheung Sha Wan, Kowloon,		
Hong Kong	17,000,000	81.2%
All directors and named executive officers as a group (3 persons)[1]		
	17,000,000	81.2%

[1] Mr. Turner and Ms. Chan, also directors of Pacific CMA, own no stock.

This table is based upon information derived from Pacific CMA's stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Pacific CMA believes that each of the stockholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 20,933,300 shares outstanding at April 30, 2001.

DESCRIPTION OF PACIFIC CMA CAPITAL STOCK

	Authorized Capital Stock	Shares Of Capital Stock Outstanding
Common	100,000,000	20,933,300
Preferred	10,000,000	None

Common stock

Pacific CMA is authorized to issue 100,000,000 shares of no value par common stock. As of June 1, 2001, there were 20,933,300 shares of common stock outstanding held of record by 165 stockholders.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The common stock has no preemptive or conversion rights or other subscription rights. There are no sinking fund provisions applicable to the common stock.

Preferred stock

Pacific CMA is authorized to issue 10,000,000 shares of preferred stock. There are no shares of preferred stock outstanding. Pacific CMA has no plans to issue any shares of preferred stock.

Dividends

Although Pacific CMA is able to declare dividends, Pacific CMA never paid any dividends and does not expect to do so for the foreseeable future.

Transfer Agent And Registrar

Corporate Stock Transfer, 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209 is the transfer agent and registrar for Pacific CMA's common stock**.**


SELLING SHAREHOLDERS


The following table sets forth the number of shares of common stock which may be offered for sale from time to time by the selling shareholders upon the effectiveness of this prospectus. Pacific CMA is not aware that any selling shareholders own any other restricted or unrestricted common stock. None of the selling shareholders with Pacific CMA. Other than the relationships described below, none of the selling shareholders had or have any material relationship or have held any position or office with Pacific CMA.

Name	Shares	Percentage Before Offering	Relationship to Pacific CMA
WILLIAMS LAW GROUP, P.A.	25,000	0.119	Special securities counsel
George Moseman	15,000	0.144	
Stuart Douglas Smith	5,000	0.024	
Lawrence Coleman	5,000	0.024	
James Weingartner	5,000	0.024	
John Massie	5,000	0.024	
Reine Marulli di Barletta	5,000	0.024	
Madam Au Sui Hing	5,000	0.024	
Chan Chiu Yin	5,000	3.559	
Chan Yeuk Shing	5,000	0.024	
Cheng Kit Mei	5,000	1.409	
Choi King Hung	5,000	0.024	
Ho Sum Kui	5,000	0.024	
Johnny Chan	5,000	0.024	
Lam Chin Fung	5,000	0.024	
Lam Shun Heung	5,000	0.024	
Lam Kin Man	5,000	0.024	
Lam Sung Ko	5,000	0.024	
Lee Hung Ching	5,000	0.024	
Lee Ki Yee	5,000	0.024	

Leung Hoi Man	5,000	0.024
Tsang Hing Nam	5,000	0.024
Yau Cheuk Lun	5,000	0.024
Yau Siu Fung	5,000	0.024
Kathleen A. Adams	5,000	0.024
Jean Marie Almao	5,000	0.024
Kevin Ashby, M.D.	5,000	0.024
Correy Baker	4,000	0.019
Patrick Baker	5,000	0.024
Randall Baker	2,800	0.013
George E. Brown	5,000	0.024
Business Equity Services, Inc.	5,000	0.024
Business O.C. Com, Inc.	5,000	0.024
Jack Carr	5,000	0.024
Steve Corbin	5,000	0.024
Lori X. Hammarlund	5,000	0.024
Edward M. Helzerman	2,500	0.012
Sharon M. Helzerman	2,500	0.012
Debbie A. Kozlowski	5,000	0.024
M/M Robert Lombard	5,000	0.024
Debra Micklis	5,000	0.024
Daniel Micklis	5,000	0.024
Freddie and Sylvia Parish	1,000	0.005
Harry William Pflueger	5,000	0.024
Ralph Rosenberg	5,000	0.024
James H. Russell	5,000	0.024
Mark C. Russell	5,000	0.024
Patrick Sheedy	5,000	0.024
Robert Sheedy	5,000	0.024
Carl Van Skyke	2,500	0.012
Brad Smith	1,000	0.005
Adam Login	3,000	0.014
Ellen Farber	5,000	0.024
Geraldine Turner	5,000	0.024
Hannah Saunders	5,000	0.024
Gil Chrisikos	5,000	0.024
Nancy Decker	5,000	0.024
Kyriakos Konstantakis	5,000	0.024
Andrew Goodman	5,000	0.024
Barry Kantrowitz	5,000	0.024
Sanford & Elyse Login	5,000	0.024
Felice & Joel Brenner	5,000	0.024
Michael & Donna Brown	5,000	0.024
Giuseppina Cavallo	5,000	0.024
Arnold Conrad	5,000	0.024
Alfredo D'Antonio	5,000	0.024
Denise M. D'Antonio	5,000	0.024
Steven D'Antonio	5,000	0.024
Tonino Dantonio	5,000	0.024
Taso Denis	5,000	0.024
Edward Dennehy	5,000	0.024
Howard Dickson	5,000	0.024
Donna Farber	5,000	0.024

Santo Favano	5,000	0.024
Joseph S. Fusco	5,000	0.024
Barry & Michelle Gaynor	5,000	0.024
Michael & Robin Glassberg	5,000	0.024
Arlene Goodman	5,000	0.024
Joan and Robert Johnsen	5,000	0.024
Dave & Ellen Katzen	5,000	0.024
Ronald & Cynthia Keats	5,000	0.024
Michael and Rita Lee	4,000	0.019
Marilyn Levine	5,000	0.024
Ahmet & Edina Kurmemaj	5,000	0.024
Melissa & Gianmarco Lullo	5,000	0.024
Nina Marazzo	5,000	0.024
Steven & Jodie Menchel	5,000	0.024
Starr & Stanley Mendelblatt	5,000	0.024
Jonthan T. Miller	5,000	0.024
Peter & Randi Million	5,000	0.024
Linda Murphy	5,000	0.024
Carol Palmeri	5,000	0.024
Shari & Scott Saunders	5,000	0.024
Elisa R. Schindler	5,000	0.024
Gary Stein	5,000	0.024
Frank / Irene Testa	5,000	0.024
Paul Woldar	5,000	0.024
James Ming Yeung	5,000	0.024
Frank Zambuto	5,000	0.024
Irina Zolina-Korzhenevich	5,000	0.024
Lori Sosna	5,000	0.024
Milton Sussman	5,000	0.024
Willam and Robyn Weiss	5,000	0.024
Mark Taylor	5,000	0.024
Charles McCallion	5,000	0.024
	533,300	7.55

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be sold or transferred from time to time by the selling shareholders in various types of transactions including ordinary broker's transactions, transactions made through brokers acting as principal or agent, or privately negotiated transactions which are not effected through a broker or dealer. Regardless of the type of transaction, all sales by selling shareholders pursuant to this prospectus shall be at a fixed price of $0.30 per share.

In making sales, brokers or dealers used by the selling shareholders may arrange for other brokers or dealers to participate. The selling shareholders and others through whom these securities are sold may be considered to be "underwriters" within the meaning of the Securities Act for the securities offered, and any profits realized or commission received may be considered underwriting compensation.

At the time a particular offer of the securities is made by or on behalf of a selling shareholder, to the extent required, a prospectus is to be delivered.

Pacific CMA has told the selling shareholders that the anti-manipulative rules under the Securities Exchange Act of 1934, including Regulation M, may apply to their sales in the market. Pacific CMA has told the selling shareholders of the need for delivery of copies of this prospectus in connection with any sale of securities that are registered by this prospectus.

Sales of securities by Pacific CMA and the selling shareholders or even the potential of these sales may have a negative effect on the market price for shares of Pacific CMA's common stock.

COMMON STOCK ELIGIBLE FOR FUTURE SALE

If Pacific CMA's shareholders sell substantial amounts of the common stock in the public market following this offering, the prevailing market price of the common stock could decline, as well as Pacific CMA's ability to raise equity capital in the future. Upon the closing of this offering and assuming all shares of common stock available for sale herein are sold, Pacific CMA will have outstanding an aggregate of 20,933,300 shares of common stock, including the common stock being offered herein. All of the common stock sold in this offering will be freely tradeable without restriction and other shares of Pacific CMA's common stock will be eligible for sale in the public market as follows:

Number of Shares	Nature of Shares	When Available for Sale
12,000,000	Originally issued to one individual shareholder in December,1994, at the time of formation of Pacific CMA, Inc., as a blind pool or blank check company. A total of 11,871,563 such shares were subsequently sold in various private transactions by the original shareholder. A portion of the shares which were sold by the original shareholder have been subsequently sold in private transactions by the purchasers, or transferred by gift.	The shares constitute "restricted securities" as defined in Rule 144. Therefore, the holders of such shares may generally make resales, or may request removal of restrictions upon resale, through compliance with the provisions of Rule 144. However, eligibility for resale of these shares in accordance with Rule 144 may be limited by a recent SEC interpretation that, in certain facts and circumstances, Rule 144 is not available for any resales of shares which were originally issued to promoters or affiliates of blind pool or blank check companies. To the extent holders of these shares may not rely on Rule 144 to make resales, such shares are eligible for resale only pursuant to registration statement.
8,000,000	On August 28, 2000, Pacific CMA, Inc. issued 8,000,000 shares in a share exchange transaction in exchange for all of the issued and outstanding shares of AGI Logistics (HK), Ltd. The exchange was accomplished in reliance upon exemptions from registration under Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder.	The shares constitute "restricted securities" as defined in Rule 144. Therefore, they are eligible for resale through compliance with the provisions of Rule 144.

| 400,000 | On December 5, 2000, Pacific CMA, Inc. issued 400,000 shares to various business consultants as compensation for services. Such shares were issued pursuant to a registration statement on Form S-8. | Stock is freely tradable without restriction or transfer on resale. |

AVAILABLE INFORMATION

Pacific CMA is subject to the reporting requirements of the Exchange Act and the rules and regulations promulgated thereunder, and, therefore, does file reports, information statements or other information with the Commission. This prospectus constitutes the prospectus of Pacific CMA that is filed as part of the Registration Statement in accordance with the rules and regulations of the Commission. Copies of the registration statement, including the exhibits to the Registration Statement and other material that is not included herein, may be inspected, without charge, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and may be available at the following Regional Offices of the Commission: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, information and information statements and other information regarding registrants that file electronically with the Commission.

Pacific CMA has filed a registration statement on Form SB-2 relating to the securities offered in this offering with the Securities and Exchange Commission. The prospectus does not contain all of the information set forth in that registration statement. For further information with respect to us and to the securities offered in this offering, you may review that registration statement, including the exhibits thereto. Statements contained in this prospectus as to the content of any contract or other document referred to in this prospectus are not necessarily complete and in each instance reference is made to the copy of any contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by reference thereto.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy, any security offered by this Shares prospectus, or an offer to sell or a solicitation of an offer to buy, any security by any person in any jurisdiction in which any offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances, imply that the information in this prospectus is correct as of any time subsequent to the date of this prospectus.

EXPERTS
The financial statements of Pacific CMA, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended included in this prospectus are in reliance on the report of Moores Rowland, independent certified public accountants, given on the authority of that firm as experts in auditing.

LEGAL MATTERS

The validity of the shares of Pacific CMA common stock being offered by this prospectus are being passed upon for Pacific CMA by Frascona Joiner Goodman and Greenstein, P.C. Persons who are shareholders in the firm of Frascona Joiner Goodman and Greenstein, P.C. own, directly or indirectly, a total of 137,187 shares of Pacific CMA, Inc.

FINANCIAL STATEMENTS

Audited financial statements of the Company for the years ended December 31, 2000 and 1999 follow.
Unaudited financial statements for the period ended June 30, 2001 are also attached. See the following pages.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Pacific CMA, Inc.

We have audited the accompanying consolidated balance sheets of Pacific CMA, Inc. and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Moores Rowland
Chartered Accountants
Certified Public Accountants
Hong Kong

Date: 30 March 2001

Pacific CMA, Inc.
Consolidated Statements of Operations
For the years ended December 31, 1999 and 2000

	1999 US$	2000 US$
Freight forwarding income	9,191,572	14,169,226
Operating expenses		
Cost of forwarding	(7,747,019)	(11,290,129)
Selling and administrative expenses	(964,668)	(1,822,369)
Depreciation	(47,009)	(105,759)
Total operating expenses	(8,758,696)	(13,218,257)
Income from operations	432,876	950,969
Non-operating income (expenses)		
Interest and other income	4,682	64,725
Interest expenses	(754)	(5,304)
Amortization of goodwill	-	(1,537)
Net non-operating income	3,928	57,884
Income before income taxes	436,804	1,008,853
Provision for income taxes (note 5)	(73,521)	(167,655)
Net income	363,283	841,198
Other comprehensive loss		
Foreign currency translation adjustments	(2,217)	(695)
Comprehensive income	361,066	840,503
Net income per share		
Weighted average number of shares		
Basic	17,000,000	18,166,120
Diluted	17,000,000	18,232,787
Net income per share of common stock - Basic and Diluted (Note 3o)	US$0.02	US$0.05

The financial statements should be read in conjunction with the accompanying notes.

Pacific CMA, Inc.
Consolidated Balance Sheet
For the years ended December 31, 1999 and 2000

	1999	2000
	US$	US$
ASSETS		
Current assets		
Cash and cash equivalents	93,050	2345816
Fixed deposits	-	27708
Trade receivables	1,834,695	2753215
Deposits, prepayment and other debtor	201,962	168870
Due from other related parties (note 8a)	368,624	-
Due from a director (note 8b)	52,137	-
Tax refundable	-	755
Total current assets	2,550,468	5,296,364
Property, plant and equipment, net (note 4)	170,026	360,881
Goodwill	-	6,149
Deferred offering costs	-	225,364
Total assets	2,720,494	5,888,758
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Trade payables	1,092,362	1,984,381
Accrued charges and other creditors	117,547	193,004
Deposit received	-	12,382
Due to a director (note 8b)	-	1,913
Obligations under hire purchase contracts		
- current portion (note 6)	4,925	49,222
Income tax payable	132,004	89,577
Total current liabilities	1,346,838	2330479
Obligations under hire purchase contracts		
- non-current portion (note 6)	12,724	28,767
Deferred taxes	6,623	14,495
Total liabilities	1,366,185	2,373,741
Commitments and Contingencies (note 7)		
Stockholders' equity		
Common stock with no par value (note 1)	3,400	4,080
Additional paid-in capital	647,193	1,966,718
Other comprehensive loss	(2,217)	(2,912)
Retained earnings	705,933	1,547,131
Total stockholders' equity	1,354,309	3,515,017

Total liabilities and stockholders' equity	<u>2,720,494</u>	**<u>5,888,758</u>**

Approved by the Board of Directors on 30 March 2001

Alfred Lam **Louisa Chan**
Director *Director*

Pacific CMA, Inc.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 1999 and 2000

	Ordinary stock		Additional paid-in capital	Other comprehensive loss	Retained earnings	Total
	Number	*US$*	*US$*	*US$*	*US$*	*US$*
Balance as of January 1, 1999	17,000,000	3,400	641,918	-	342,650	987,968
Stockholders' contributions	-	-	**5,275**	-	-	**5275**
Net income	-	-	-	-	363,283	363,283
Translation adjustments	-	-	-	**(2,217)**	-	**(2217)**
Balance as of December 31, 1999	17,000,000	3,400	647,193	**(2,217)**	705,933	1,354,309
Stockholders' contributions	-	-	1,280,405	-	-	1,280,405
Issue of common stock	3,000,000	600	-	-	-	600
Issue of common stock	400,000	80	39,120	-	-	39,200
Net income	-	-	-	-	841,198	841198
Translation adjustments	-	-	-	(695)	-	(695)
Balance as of December 31, 2000	**20,400,000**	**4,080**	**1,966,718**	**(2,912)**	**1,547,131**	**3,515,017**

The financial statements should be read in conjunction with the accompanying notes.

Pacific CMA, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 1999 and 2000

	1999 US$	2000 US$
Cash flows from operating activities:		
Net income	363,283	**841,198**
Adjustments to reconcile net income to net cash		
provided by operating activities		
Depreciation	47,009	**105759**
Loss on disposal of property, plant and equipment	1879	**4114**
Amortization of goodwill	-	**1537**
Amortization of organization costs	40	-
Changes in working capital:		
Tax refundable	-	**-1510**
Fixed deposits	-	**-1299**
Deposit received	-	**12382**
Trade receivables	-158145	**-561423**
Deposits, prepayment and other debtor	(166,080)	**39336**
Trade payables	-68512	**568849**
Accrued charges and other creditors	107270	**66519**
Income tax payable	69123	**-42359**
Deferred taxes	4398	**7,876**
Net cash provided by operating activities	200,265	**1,040,979**
Cash flows from investing activities:		
Due from other related parties	(346,533)	**368,436**
Acquisition of subsidiaries	-	**(69,055)**
Acquisition of property, plant and equipment	(180,149)	**(221,389)**
Sales proceeds from disposal of property, plant and equipment	1,156	**7,447**
Net cash used in investing activities	-525526	**85439**
Cash flows from financing activities:		
Capital element of hire purchase payments	-2052	**-22471**
Advances from / to a director	(1,189)	**54,023**
Issue of common stock	-	**680**
Additional paid-in capital	5,275	**1,319,525**
Deferred offering costs	-	**(225,364)**
Net cash provided by financing activities	2,034	**1,126,393**
Net increase (decrease) in cash and cash equivalents	(323,227)	**2,252,811**
Exchange differences	-	**(45)**
Cash and cash equivalents at beginning of year	416,277	**93,050**

Cash and cash equivalents at end of year	<u>93,050</u>	**<u>2,345,816</u>**

The financial statements should be read in conjunction with the accompanying notes.

Pacific CMA, Inc.
Notes to the Financial Statements
For the years ended December 31, 1999 and 2000

9.   ORGANIZATION AND PRINCIPAL ACTIVITIES

The Company was initially incorporated under the laws of the State of Colorado on December 29, 1994. After engaging in minimal activity related to its business plan, the Company's activities ceased in early 1995, and the Company became inactive until its reinstatement by the Colorado Secretary of State on September 25, 1998.

The Company's articles of incorporation authorize up to 100,000,000 shares of common stock, no par value per share. From the Company's date of inception to August 28, 2000, the Company had issued an aggregate of 12,000,000 shares of common stock.

On August 28, 2000, the Company acquired AGI Logistics (Hong Kong) Limited, a Hong Kong corporation ("AGI"). The acquisition was brought about by transactions that are memorialized in two agreements: (1) Stock Purchase Agreement, by Lam King Ko, Alfred ("Mr. Lam") and by the Selling Stockholders. Pursuant to the terms of the Stock Purchase Agreement, Mr. Lam purchased 9,000,000 shares of the Company's common stock from the selling stockholders. (2) Stock Exchange Agreement, by and between the Company's then-current management and an authorized representative of Buller Services Corporation, a British Virgin Islands International Business Company ("Buller"). Mr. Lam is the sole beneficial owner of Buller, which, prior to the Stock Exchange Agreement becoming effective, was the sole shareholder of AGI. Pursuant to the terms of the Stock Exchange Agreement, the Company acquired 15,000,000 shares of AGI's common stock from Buller, and, in exchange, the Company issued 8,000,000 shares of its common stock to Buller. AGI became a wholly owned subsidiary of the Company.

The acquisition of AGI, for accounting purposes, has been treated as the acquisition of the Company by AGI with AGI as the accounting acquirer (reverse acquisition). On this basis, the historical ordinary stock and stockholders equity amounts have been retroactively restated to reflect the 17,000,000 shares issued to Mr. Lam as outstanding for all periods presented with the remaining shares owned by the former shareholders of the Company reflected as if issued in a capital transaction on the date of the acquisition. The difference between par value of the Company s and AGI s common stock has been reported in additional paid-in capital.

On September 1, 2000, the Company issued 400,000 shares of its common stock to certain consultants for professional services rendered and to be rendered to the Company valued at $39,200, which is the fair value of the stock issued. The unit share price and thus the fair value of stock was determined by the management by reference to the Company's future earning potential. Management believes that this value is comparable to the values of similar services offered by other service providers in the market. The initial terms of services in the agreement will last for two years to three years until December 31, 2003. The amount of $39,200 has been expensed during the year.

Immediately prior to the effectiveness of the agreements, the Company's issued and outstanding capitalization consisted of 12,000,000 shares of common stock and no shares of preferred stock. Immediately thereafter, it consisted of no shares of preferred stock and 20,400,000 shares of common stock of which 83% was owned by Mr. Lam.

From time to time, the Company may issue stock options pursuant to various agreements with other compensatory arrangements. Under the terms of various employment agreements with employees, the Company issued options to purchase 200,000 shares of the Company's common stock at an exercise price of $0.098 (the estimated fair market value on the date of grant was $0.098). The options vest over an 18-month period from the date of grant and expire on August 31, 2005.

The acquisition of Sparkle Shipping, Godown, Wharf & Transp. Co., Limited was a reorganization of companies under common control and has been accounted for effectively as a pooling of interests and the consolidated financial statements of the Company have been presented as if this subsidiary had been owned by the Company since its date of incorporation.

The acquisition of Guangzhou Huasheng International Forwarding Limited was made on January 2, 2000 at a consideration of US$12,840 and has been accounted for using the purchase method. The unaudited pro forma condensed consolidated statement of operations information for the year ended December 31, 1999 giving effect to the acquisition of this subsidiary as if such acquisition had occurred at the beginning of that period has not been presented as the impact is immaterial.

The details of the subsidiaries and their principal activities as of the date of this report are summarized below:

Name of company	Date of formation	Place of incorporation	Equity interest owned by the Company		Principal activities
			Directly	Indirectly	
AGI Logistics (Hong Kong) Limited	August 12, 1998	Hong Kong	100%	-	Freight forwarding
Sparkle Shipping, Godown, Wharf & Transp. Co., Limited	June 2, 1999	Hong Kong	-	100%	Freight forwarding
Guangzhou Huasheng International Forwarding Limited	December 2, 1998	Hong Kong	-	100%	Freight forwarding
AGI Logistics (Shenzhen) Limited	July 26, 2000	People's Republic of China	-	100%	Freight forwarding

2.   STOCK-BASED COMPENSATION

Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, requires that an entity account for employee stock compensation under a fair value based method. However, SFAS 123 also allows an entity to continue to measure compensation cost for employee stock-based compensation using the intrinsic value based method of accounting prescribed by APB Opinion No.25, Accounting for Stock Issued to Employees . The pro forma effect of applying the SFAS 123 fair value method of measuring compensation costs to the Company's stock-based awards was not significant to reported net income and earnings per share. All of the Company's share options are granted at not less than market value.

Changes in outstanding options under the employee stock options are as follows:

	1999		2000	
	Options	Weighted-Average Exercise Price US$	**Options**	**Weighted-Average Exercise Price US$**
Granted during the year and outstanding (exercisable) at end of year	=	=	200,000	0.098

As of December 31, 2000, the weighted-average exercise price of all outstanding options were

US$0.098 and the weighted-average remaining contractual life was 3.17 years.

3.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

(a)   **Principles of consolidation**
The consolidated financial statements include the financial information of the Company, its majority-owned and controlled subsidiaries (collectively known as "the Group"). All material intercompany balances and transactions have been eliminated in consolidation.

(b)   **Statement of cash flows**
For the purposes of the statement of cash flows, the Group considers all highly liquid debt instruments with an original maturity within three months to be cash equivalents.

(c)   **Deferred offering costs**
Costs incurred in connection with the Group's proposed public offerings are being deferred. Such amounts will be offset against the proceeds of the offering, if the offering is successful or expensed in operations, if the offering is unsuccessful or to the extent such costs exceed the expected capital to be raised.

(d)   **Property, plant and equipment and depreciation**
Property, plant and equipment is stated at cost less accumulated depreciation.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally recognized as expenses in the period in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalized.

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statement of operations.

Depreciation is provided to write off the cost of property, plant and equipment over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual values, using the straight-line method at the following rate per annum:

Furniture and fixtures	3 years
Office equipment	3 years
Motor vehicles	3 years

The Group recognizes an impairment loss on property, plant and equipment when evidence, such as the sum of expected future cash flows (undiscounted and without interest charges), indicates that future operations will not produce sufficient revenue to cover the related future costs, including depreciation, and when the carrying amount of asset cannot be realized through sale. Measurement of the impairment loss is based on the fair value of the assets.

(e) **Revenue recognition**

Revenue represents income arising from freight forwarding services which is recognized when freight is received from the shipper (for import freight) or when freight leaves the carrier's terminal (for export freight) with accrual of the estimated direct costs to complete delivery of freight-in-transit.

(f) **Leased assets**

A hire purchase contract is a contract for hire of an asset which contains provision giving the hirer an option to acquire legal title to the asset upon the fulfilment of certain conditions stated in the contract. Property, plant and equipment held under hire purchase contracts are capitalized at their fair values at the date of acquisition. The corresponding liabilities to the hirer, net of interest charges, is included in the balance sheet as a hire purchase obligation and categorized under current or non-current liabilities.

Depreciation is provided on the cost of the assets on a straight-line basis over their estimated useful lives as set out in note 3(d) above. Finance charges implicit in the purchase payments are charged to the statement of operations over the periods of the contracts so as to produce an approximately constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

(g) **Operating leases**

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable under operating leases are recognized as an expense on the straight-line basis over the lease terms.

(h) **Income taxes**

Provision for income and other related taxes have been provided in accordance with the tax rates and laws in effect in Hong Kong.

The Company and its subsidiaries did not carry on any business in the United States of America. No provision for withholding or U.S. federal income taxes or tax benefits on the undistributed earnings and / or losses of the Company and its subsidiaries has been provided as the earnings of the subsidiaries, in the opinion of the management, will be reinvested indefinitely.

The Group provides for deferred income taxes using the liability method, by which deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences are classified as current or non-current based upon the classification of the related assets or liabilities in the financial statements.

(i) **Foreign currency translation**

The Company and its subsidiaries maintain their accounting books and records in Hong Kong Dollars ("HK$") and transactions involving foreign currencies are translated at the approximate rates of exchange existing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the year end are retranslated at the approximate rates of exchange existing at that date. Translation differences are included in the statement of operations.

(j) **Uses of estimates**

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires the Group's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual amounts could differ from those estimates.

(k)   **Related party**

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(l)   **Fair value of financial instruments**

The estimated fair values for financial instruments under Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Group's financial instruments, which include cash trade receivables, trade payables and advances due from / to a director and related parties approximate their carrying value in the financial statements.

(m)   **Bad debts**

The Group routinely assesses the financial strength of its customers. Credit losses are provided for in the financial statements in the form of an allowance for doubtful accounts, based upon past experiences and current market conditions.

(n)   **Segment reporting**

The Group adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." The Group's results of operations and financial position were affected by the implementation of SFAS No. 131 as it operates in more than one line of business. Segment information is disclosed in note 14 to the financial statements.

(o)   **Net income per share**

According to the requirements of SFAS No. 128,"Earnings Per Share" ("EPS"), basic earnings per share are computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the weighted-average number of shares outstanding is adjusted to include estimates of additional shares that would be issued if potentially dilutive common shares had been issued. In addition, income available to common stockholders is adjusted to include any changes in income or loss that would result from the assumed issuance of the dilutive common shares.

The calculation of basic and diluted EPS are as follows:

	1999			2000		
	Income	**Shares**	**Per Share Amount**	**Income**	**Shares**	**Per Share Amount**
	US$		*US$*	*US$*		*US$*
Net Income	363,283			841,198		
Basic EPS						
Income available to common stockholders	363,283	17,000,000	0.02	841,198	18,166,120	0.05
Effect of Dilutive Securities						
Stock Options	-	-		327	66,667	

Income available to common stockholders and assumed conversions	363,283	17,000,000	0.02	841,525	18,232,787	0.05

Stock options were granted to purchase 200,000 shares of common stock at an exercise price of US$0.098 on September 1, 2000, which will expire on August 31, 2005 and were still outstanding at the end of year 2000.

(p)   **Goodwill**

Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at dates of acquisition and is amortized on a straight-line method over 5 years.

(q)   **Accounting pronouncements**

There are no new accounting pronouncements for which adoption is expected to have a material effect on the Group's financial statements.

4.   **PROPERTY, PLANT AND EQUIPMENT**

	1999	2000
	US$	US$
Office equipment	37,425	142,579
Furniture and fixture	116,122	219,076
Motor vehicles	66,330	154,015
Container	-	769
Less: Accumulated depreciation	(49,851)	(155,558)
Net book value	170,026	360,881

As of December 31, 1999, the cost and accumulated depreciation of property, plant and equipment held under a hire purchase contract amounted to approximately US$19,701 and US$3,284 respectively. As of December 31, 2000, the corresponding amounts are US$93,523 and US$22,757 respectively.

5.   **INCOME TAXES**

Income tax expense is comprised of the following:

	1999	2000
	US$	US$
Current taxes	69,123	159,780
Deferred taxes	4,398	7,875
Income tax expense	73,521	167,655

The Group is subject to income taxes on income arising in or derived from the tax jurisdiction in which it is domiciled and operates and accordingly, it is subject to Hong Kong profits tax at a current rate of 16% *(1999: 16%)*.

A reconciliation of the income tax provision to income taxes computed using the Hong Kong statutory income tax rate is summarized below:

	1999	2000
	US$	US$
Income before income taxes	436,804	1,008,853
Hong Kong statutory tax rate	16%	16%
Tax at Hong Kong statutory rate	69,889	161,416
Permanent differences on tax computation		
- tax losses unlikely to be relieved in the foreseeable future	4,154	6,272
- non-deductible expenses	118	6,838
- non-taxable income	(640)	(6,871)
Income tax provision	73,521	167,655

The Group's deferred income taxes at December 31, 1999 and 2000 comprise mainly the tax effect on temporary differences in respect of the excess of tax allowances over depreciation provided on the Group's property, plant and equipment.

6.   **OBLIGATIONS UNDER HIRE PURCHASE CONTRACT**

The group hires motor vehicles under hire purchase contracts. The scheduled future minimumlease payments are as follows:

	1999	2000
	US$	US$
Payable during the following period:		
Within one year	6,735	57,407
Over one year but not exceeding two years	6,735	30,585
Over two years but not exceeding three years	6,735	3,927
Over three years but not exceeding four years	3,929	-
Total minimum lease payments	24,134	91,919
Less: amount representing interest	6,485	13,930
Present value of net minimum lease payments	17,649	77,989

7.   **COMMITMENTS AND CONTINGENCIES**

Commitments under operating leases:

The Group had outstanding commitments not provided for under non-cancellable operating leases in respect of land and buildings, the portion of these commitments which are payable in the following years is as follows:

	2000
	US$
2000	-
2001	95,666

2002	**67,144**
2003	**17,303**
2004	**180**
Total operating lease commitments	**180,293**

Contingencies

The Group has pledged fixed deposits of US$27,708 to secure a guarantee of *US$25,681* given by a bank to third parties.

8.   **RELATED PARTY TRANSACTIONS**

During the years ended December 31, 1999 and 2000, the Group had the following transactions with related parties in which the Company's directors have beneficial interests:

	1999	**2000**
	US$	*US$*
Acquisition of a subsidiary from directors of the Company	-	**(12,840)**
Payment of freight cost to companies controlled by directors of the Company	(26,396)	**(18,476)**
Received freight income from companies controlled by directors of the Company	8,679	**26,956**
Received interest income from a company controlled by directors of the Company	=	**10,700**

(a)   During the year ended and as of December 31, 1999, the Group incurred general and administrative expenses on behalf of certain related parties amounting to $368,624, which were subsequently reimbursed at cost.

(b)   During the year ended and as of December 31, 1999, the Group made advances to a director amounting to $52,137, which were subsequently reimbursed at cost. As of December 31, 2000, the balance due from the Group to this director amounting to $1,913 was unsecured, interest-free and has no fixed repayment terms.

9. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	1999	2000
	US$	US$
Cash paid for:		
Income taxes	-	**203,648**
Interest expenses	<u>754</u>	**<u>5,304</u>**

10. OTHER SUPPLEMENTAL INFORMATION

The following items are included in the consolidated statements of operations.

	1999	2000
	US$	US$
Executive Compensation		
Directors' emoluments - salaries	46,154	**50,000**
Interest income	5,187	**53,774**
Rental expenses under operating leases	89,794	**188,552**
Hire of other assets under operating leases	1,990	**2,157**

11. DISTRIBUTION OF PROFIT

In the opinion of management, any undistributed earnings of the Company and its subsidiaries will be reinvested indefinitely.

12. RETIREMENT PLAN

The Group did not operate any retirement plan before December 2000. Following the implementation of the Mandatory Provident Fund ("MPF") in Hong Kong with effect from December 2000, the Group operates a MPF plan for its Hong Kong employees. The assets of the MPF are held separately from those of the Group in a provident fund managed by an independent trustee. The Group is required to make contributions to the MPF in January 2001 and accordingly, no pension expenses have been incurred by the Group during the years ended December 31, 1999 and 2000.

13. OPERATING RISKS

a) Concentration of credit risk

The Group provided forwarding services to a number of customers. Details of individual customers accounting for more than 5% of the Group's sales appear in note 14(c). Concentration of accounts receivable as of December 31, 1999 and 2000 are as follows:

	1999	2000
	%	%
Customer A	-	9
Customer B	20	8
Customer C	-	7
Customer D	-	5
Customer E	8	-
Customer F	8	-

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentration of credit risk (whether on or off balance sheet) arose from the Group's major customers and related companies but the directors, in their opinion, consider that the risk of recoverability of the unreserved receivable is minimal.

b)   Concentration of suppliers

The Group sourced forwarding services from a number of suppliers. Details of individual suppliers accounting for more than 5% of the Group's cost of sales appear in note 14 (d).

Concentration of account payable as of December 31, 1999 and 2000 are as follows:

	1999	2000
	%	**%**
Supplier G	15	**23**
Supplier H	6	**11**
Supplier I	9	**-**
Supplier J	7	**-**
Supplier K	6	**-**
Supplier L	<u>6</u>	**<u>-</u>**
	<u>49</u>	**<u>34</u>**

14.   SEGMENTS OF THE BUSINESS

Business segments

The Group operates mainly in three business segments, being the provision of (i) air forwarding, (ii) sea forwarding and (iii) land forwarding services.

The following table summarized the Group's operations during the year ended December 31, 1999 and 2000 analyzed into air, sea and land forwarding services:

	Air forwarding		Sea forwarding		Land forwarding		Total	
	1999	2000	1999	2000	1999	2000	1999	2000
	US$	US$	US$	US$	US$	US$	US$	US$
Turnover	7,516,402	9,464,981	1,655,210	4,616,022	19,960	88,223	9,191,572	14,169,226
Cost of sales	(6,520,466)	(8,031,760)	(1,210,142)	(3,185,126)	(16,411)	(73,243)	(7,747,019)	(11,290,129)
	995,936	1,433,221	445,068	1,430,896	3,549	14,980	1,444,553	2,879,097
Depreciation	(13,803)	(26,236)	(33,206)	(57,604)	-	(14,053)	(47,009)	(97,893)
Interest income	3,557	26,727	1,630	26,108	-	939	5,187	53,774
Interest expenses	-	-	-	-	-	(3,495)	-	(3,495)
Other segment expenses attributable to segment	(399,572)	(698,958)	(199,303)	(301,049)	-	(58,959)	(598,875)	(1,058,966)
Taxation	(50,730)	(83,895)	(22,791)	(83,760)	-	-	(73,521)	(167,655)
Segment income	535,388	650,859	191,398	1,014,591	3,549	(60,588)	730,335	1,604,862
Net other unallocated expenses *							(367,052)	(763,664)
Net income							363,283	841,198
Total assets	2,373,283	4,377,698	342,722	1,418,986	4,489	92,074	2,720,494	5,888,758

* The amounts comprised general administration expenses such as office overheads for which it was impracticable to make an allocation into each reportable segment.

(b)   Geographical segments

The table below summarized the Group's turnover during the year ended December 31, 1999 and 2000 and total assets as of that dates analyzed into geographical locations:

	1999 US$	2000 US$
Turnover		
North America	4,443,006	5,377,669
Europe	160,628	35,800
Asia	4,587,938	8,755,757
TOTAL	9,191,572	**14,169,226**

	1999			2000		
	Trade receivables US$	Other assets US$	Total assets US$	Trade receivables US$	Other assets US$	Total assets US$
Assets						
North America	1,399,245	4,668	1,403,913	1,709,667	-	1,709,667
Europe	1,668	93	1,761	4,019	-	4,019
Asia	433,782	881,038	1,314,820	1,039,529	3,135,543	4,175,072
TOTAL	1,834,695	885,799	2,720,494	2,753,215	3,135,543	5,888,758

(c)   Details of individual customer accounting for more than 5% of the Group's sales are as follows:

	1999 %	2000 %
Major customer		
M	=	5

(d)   Details of individual suppliers accounting for more than 5% of the Group's cost of sales are as follows:

	1999 %	2000 %
Major suppliers		
G	-	13
H	-	8
K	-	7
N	19	-
O	12	-
P	5	-
	36	28

PACIFIC CMA, INC.

FINANCIAL STATEMENTS

(Unaudited)

Period ended June 30, 2001

PACIFIC CMA, INC.
(CONDENSED CONSOLIDATED BALANCE SHEETS)

	June 30, 2001 US$	December 31, 2000 US$
ASSETS		
Current assets		
Cash and cash equivalents	2,117,433	2,345,816
Fixed deposits	28,352	27,708
Trade receivables	2,370,229	2,753,215
Loan receivable	115,385	-
Deposits, prepayment and other debtors	213,372	168,870
Due from other related parties	204,487	-
Tax refundable	-	755
Total current assets	5,049,258	5,296,364
Property, plant and equipment, net	406,439	360,881
Goodwill	5,372	6,149
Deferred taxes	13,526	-
Deferred offering costs	225,018	225,364
Total assets	5,699,613	5,888,758
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Trade payables	1,113,233	1,984,381
Bills payable	96,356	-
Accrued charges and other creditors	329,333	193,004
Deposit received	-	12,382
Due to a director	189	1,913
Obligations under hire purchase contracts, current portion	49,573	49,222
Unsecured bank loan, current portion	58,403	-
Income tax payable	133,512	89,577
Total current liabilities	1,780,599	2,330,479
Obligations under hire purchase contracts non-current portion	47,668	28,767
Unsecured bank loan, non-current portion	31,340	-
Deferred taxes	-	14,495
Total liabilities	1,859,607	2,373,741

Stockholders' equity

Common stock with no par value	4,080	4,080
Additional paid-in capital	2,090,043	1,966,718
Other comprehensive loss	(8,324)	(2,912)
Retained earnings	1,754,207	1,547,131
Total stockholders' equity	**3,840,006**	**3,515,017**
Total liabilities and stockholders' equity	5,699,613	5,888,758

See notes to condensed financial statements.

PACIFIC CMA, INC.
(CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS)

	(Unaudited)		(Unaudited)	
	Six months ended June 30,		Three months ended June 30,	
	2001	2000	2001	2000
	US$	US$	US$	US$
Freight forwarding income	5,220,743	6,221,876	2,896,133	3,694,503
Operating expenses				
Cost of forwarding	(3,953,714)	(4,755,838)	(2,204,818)	(2,877,312)
Selling and administrative expenses	(979,421)	(806,752)	(535,921)	(430,861)
Depreciation	(94,804)	(39,564)	(50,719)	(20,875)
Total operating expenses	(5,027,939)	(5,602,154)	(2,791,458)	(3,329,048)
Income from operations	192,804	619,722	104,675	365,455
Non-operating income				
Net gain on disposal of a subsidiary	24,282	-	24,282	-
Interest and other income	35,749	19,267	10,520	14,367
Interest expenses	(5,549)	(2,149)	(1,668)	(1,273)
Amortization of goodwill	(767)	(769)	(384)	(384)
Net non(operating income	53,715	16,349	32,750	12,710
Income before income taxes	246,519	636,071	137,425	378,165
Provision for income taxes	(39,443)	(83,828)	(21,988)	(41,914)
Net income	207,076	552,243	115,437	336,251
Other comprehensive income				
Foreign currency translation adjustments	(5,412)	(6,010)	1	(8,622)
Comprehensive income	201,664	546,233	115,438	327,629
Net income per share				
Weighted average number of shares outstanding				
Basic	20,716,649	17,000,000	20,902,423	17,000,000
Diluted	20,916,649	17,000,000	21,102,423	17,000,000

Net income per share of common stock

Basic and Diluted	0.01	0.03	0.01	0.02

See notes to condensed consolidated financial statements.

PACIFIC CMA, INC.
(CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS)

	(Unaudited) Six months ended June 30,	
	2001	2000
	US$	US$
Cash flows from operating activities:		
Net income	207,076	552,243
Adjustments to reconcile net income to net cash (used in) provided by operating activities		
Depreciation	94,804	39,564
Amortization of goodwill	767	767
Loss on disposal of property, plant and equipment	14,879	8,481
Net gain on disposal of a subsidiary	(24,282)	-
Changes in working capital:		
Tax refundable	754	-
Deposits received	(12,363)	-
Accounts receivable	377,578	(308,896)
Deposits, prepayment and other debtor	(47,322)	70,407
Accounts payable	(867,517)	45,921
Accrued charges and other creditors	137,982	(82,974)
Tax payable	44,077	79,890
Bills payable	96,355	-
Deferred taxes	(27,999)	3,938
Net cash (used in) provided by operating activities	(5,211)	409,341
Cash flows from investing activities:		
Loan receivables	(115,384)	-
Due from/to other related parties	(196,379)	168,497
Acquisition of subsidiaries	-	(68,993)
Sale proceeds from disposal of a subsidiary	149,766	-
Acquisition of property, plant and equipment	(169,898)	(18,151)
Sale proceeds from disposal of property, plant and equipment	14,103	-
Net cash (used in) provided by investing activities	(317,792)	81,353
Cash flows from financing activities:		
Fixed deposits	(687)	(641)
Inception of new hire purchase contracts	62,820	-
Capital element of hire purchase payments	(43,447)	(9,711)
Advances from/to a director	(133,523)	115,907
Deferred offering costs	-	(225,144)
Unsecured bank loan	89,744	-
Additional paid-in capital	123,325	1,274,864
Net cash provided by financing activities	98,232	1,155,275
Net (decrease) increase in cash and cash equivalents	(224,771)	1,645,969
Exchange difference	(3,612)	3,723
Cash and cash equivalents at beginning of period	2,345,816	93,050

| **Cash and cash equivalents at end of period** | 2,117,433 | 1,742,742 |

See notes to condensed consolidated financial statements.

PACIFIC CMA, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of Pacific CMA, Inc. (the "Company") and its subsidiaries (the "Group") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities Exchange Act of 1934. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, all adjustments, consisting only of normal recurring adjustments, considered necessary to present fairly the condensed consolidated financial statements have been made.

The condensed consolidated statement of operations for the six months and three months ended June 30, 2001 and 2000, and cash flows for the six months ended June 30, 2001 and 2000 are not necessarily indicative of the results that may be expected for the entire year. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the related notes thereto for the year ended December 31, 2000 included in the Company's Form 10-K filed on March 30, 2001.

Note 2.   Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Note 3.   Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholders' equity that, under accounting principles generally accepted in the United States of America, are excluded from net income. For the Group, the components of comprehensive income consist of net income and foreign currency translation gains and losses resulting from the translation of subsidiaries' financial statements denominated in currencies other than United States dollars into United States dollars.

The components of total comprehensive income for the six months and three months ended June 30, 2001 and 2000 are presented in the following table:

	(Unaudited)		(Unaudited)	
	Six months ended June 30,		Three months ended June 30,	
	2001	2000	2001	2000
	US$	US$	US$	US$
Net income	207,076	552,243	115,437	336,251
Other comprehensive income (loss)				
Foreign currency translation adjustments	(5,412)	(6,010)	1	(8,622)

Comprehensive income <u>201,664</u> <u>546,233</u> <u>115,438</u> <u>327,629</u>

Note 4.   Earnings Per Share

The following is a reconciliation of the numerator and denominator of basic and diluted earnings per share

	(unaudited) Six Months Ended June 30, 2001			(unaudited) Six Months Ended June 30, 2000		
	Income	**Shares**	**Per-Share Amount**	**Income**	**Shares**	**Per-Share Amount**
	US$		*US$*	*US$*		*US$*
Net Income	<u>207,076</u>			<u>552,243</u>		
Basic EPS						
Income available to common stockholders	207,076	20,716,649	0.01	552,243	17,000,000	0.03
Effect of Dilutive Securities Stock options	490	200,000		-	–	
Diluted EPS						
Income available to common stockholders and assumed conversions	207,566	20,916,649	0.01	552,243	17,000,000	0.03

	(unaudited) Three Months Ended June 30, 2001			(unaudited) Three Months Ended June 30, 2000		
	Income	**Shares**	**Per-Share Amount**	**Income**	**Shares**	**Per-Share Amount**
	US$		*US$*	*US$*		*US$*
Net Income	<u>115,437</u>			<u>336,251</u>		
Basic EPS						
Income available to common stockholders	115,437	20,902,423	0.01	336,251	17,000,000	0.02
Effect of Dilutive Securities Stock options	245	200,000		-	–	
Diluted EPS						
Income available to common stockholders and assumed conversions	115,682	21,102,423	0.01	336,251	17,000,000	0.02

Stock options were granted to purchase 200,000 shares of common stock at an exercise price of US$0.098 on September 1, 2000. These options are still outstanding at the end of June 30, 2001 and will expire on August 31, 2005.

Note 5.   Common Stock

As of December 31, 2000, the Company's authorized capital stock was comprised of 100,000,000 shares of common stock, no par value and 10,000,000 shares of preferred stock, no par value. As of the same date, the Company's issued and outstanding capital stock comprised of 20,400,000 shares of common stock and no shares of preferred stock.

During the period from February, 20, 2001 to March 31, 2001, an aggregate of 342,000 shares of common stock has been issued at a price of US$0.25 per share pursuant to a scheme of private placement. The proceeds from this issue, net of issuing expenses of US$10,000, was credited to additional paid-in-capital.

As a result, at March 31, 2001, the Company's issued and outstanding capital stock comprised of 20,742,000 shares of common stock and no shares of preferred stock. Subsequent to March 31, 2001, the private placement continued. Up to June 30, 2001, a further 191,300 shares of common stock has been issued at a price of US$0.25 per share.

Accordingly, as of June 30, 2001, the Company's authorized capital stock comprised of 100,000,000 shares of common stock, no par value and 10,000,000 shares of preferred stock, no par value. As of the same date, the Company's issued and outstanding capital stock comprised of 20,933,300 shares of common stock and no shares of preferred stock.

Details of the private placement are documented in the private placement memorandum dated March 31, 2001. The aggregate number of 533,300 shares of common stock issued pursuant to the private placement are being registered for resale under a prospectus initially filed on May 8, 2001 and re-filed on July 13, 2001.

Note 6.   Pledge of Assets

The Group has pledged fixed deposits of US$1,434,979 to secure general banking facilities granted by bankers to the Group.

Note 7.   Segment Information

(a) Business Segments

The Group operates in three business segments. The accounting policies adopted by the Group for segment reporting are described in the summary of significant accounting policies in the Company's Form on 10-K filed for the year ended December 31, 2000.

(i) The following table summarized the selected segment data for the six months ended June 30, 2001 and 2000 (unaudited):

	Air Forwarding		Sea Forwarding		Land Forwarding		Total	
	2001	2000	2001	2000	2001	2000	2001	2000
	US$	US$	US$	US$	US$	US$	US$	US$
Turnover	3,661,650	3,754,023	1,550,538	2,432,600	58,555	35,253	5,220,743	6,221,876
Cost of forwarding	(2,721,311)	(3,182,431)	(1,189,043)	(1,518,374)	(43,360)	(55,033)	(3,953,714)	(4,755,838)
Depreciation	(18,229)	(17,319)	(16,446)	(4,664)	(9,295)	(3,848)	(43,970)	(25,831)
Other segment expenses attributable to segment	(307,495)	(272,019)	(119,781)	(113,016)	(40,821)	(31,454)	(468,097)	(416,489)
Taxation	(27,596)	(50,867)	(11,847)	(32,961)	-	-	(39,443)	(83,328)
Segment income (loss)	537,019	231,387	213,421	763,585	(34,921)	(55,082)	715,519)	939,890
Net other unallocated expenses							(508,443)	(387,647)
Net income							(207,076)	552,243
Total assets	4,227,554	3,083,146	1,354,879	1,800,123	67,180	140,008	5,699,613	5,023,277

(ii) The following table summarized the selected segment data for the three months ended June 30, 2001 and 2000 (unaudited):

	Air Forwarding		Sea Forwarding		Land Forwarding		Total	
	2001	2000	2001	2000	2001	2000	2001	2000
	US$	US$	US$	US$	US$	US$	US$	US$
Turnover	2,002, 211	2,025,508	865,728	1,636,503	29,914	32,492	2,896,133	3,694,503
Cost of forwarding	(1,515,064)	(1,754,031)	(666,827)	(1,105,906)	(22,927)	(17,375)	(2,204,818)	(2,877,312)
Depreciation	(11,468)	(8,659)	(8,975)	(2,499)	(3,793)	(2,815)	(24,236)	(13,973)
Other segment expenses attributable to segment	(166,213)	(137,758)	(64,730)	(71,020)	(11,777)	(20,822)	(242,720)	(229,600)
Taxation	(15,348)	(23,183)	(6,640)	(18,731)	-	-	(21,988)	(41,914)
Segment income (loss)	293,118	101,877	118,556	438,347	(9,303)	(8,520)	402,371	531,704
Net other unallocated expenses							(286,934)	(195,453)
Net income							115,437	336,251
Total assets	4,277,554	3,083,146	1,354,879	1,800,123	67,180	140,008	5,699,613	5,023,277

(b)   Geographical segments
       The table below summarized the Group's turnover for the six months and three months ended
       June 30, 2001 and 2000 and analyzed into geographical locations:

	(unaudited)		(unaudited)	
	Six months ended June 30,		Three months ended June 30,	
	2001	2000	2001	2000
	US$	US$	US$	US$
Turnover				
North America	2,228,627	1,869,078	1,291,903	1,001,097
Europe	20,269	17,135	11,561	13,408
Asia	2,971,847	4,335,663	1,592,669	2,679,998
TOTAL	5,220,743	6,221,876	2,896,133	3,694,503

Note 8. Related Party Transactions
       During the periods from January 1 to March 31, 2000 and 2001, the Group had the following

	(unaudited)		(unaudited)	
	Six months ended June 30,		Three months ended June 30,	
	2001	2000	2001	2000
	US$	US$	US$	US$
Proceeds from disposal of a subsidiary to a company controlled by the director of the Company	150,000	-	150,000	-
Loan to a company controlled by the director of the Company	115,385	-	--	-
Payment of freight cost to companies controlled by directors of the Company	36,736	-	21,632	-
Received freight income from companies controlled by directors of the Company	103,132	1,478	102,764	1,478
Received interest income from a company controlled by directors of the Company	3,047		1,731	

(a)   As of December 31, 2000 and June 30, 2001, the Company's directors have beneficial interests
       in the Company and all the aforementioned related parties.

(b)   Loan to a related company as of June 30, 2001 is unsecured, bears interest ast 6% p.a. and has
       no fixed repayment terms.

(c)   Due from other related parties as of June 30, 2001 is unsecured, interest-free and has no fixed
       repayment terms.

(d)   The Group received certain advances from a director. The balances due to the Group as of
       December 31, 2000 and June 30, 2001 were unsecured, interest-free and have no fixed repayment
       terms.

(e)   As of June 30, 2001, banking facilities of US $2.78 million granted by bankers to the Group were
       secured on the Group's fixed deposits to the extent of US $1.4 million (note 6) and a director's
       personal guarantee.

Note 9.   Disposal of a subsidiary

	(unaudited) Three months ended 30-Jun-01 US$
Net assets disposed:	
Trade receivables	1,173
Cash and cash equivalents	234
Due from a director	131,802
Deposits, prepayment and other debtors	2,560
Due from a related company	297
Due to other related companies	(8,405)
Tax payable	(4)
Accounts payable	(578)
Accrued charges and other creditors	(1,361)
	125,718
Proceeds on disposal	150,000
Gain on disposal	24,282
Cash proceeds	150,000
Cash and cash equivalents disposed of	(234)
Net outflow of cash and cash equivalents in respect of the disposal of a subsidiary	149,766

PROSPECTUS

Pacific CMA, Inc.
533,300 shares of common stock

Table of Contents

Dealer Prospectus Delivery Obligation

Until (insert date), all dealers that effect transactions in these securities, whether or not participating in
this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to
deliver a prospectus when acting as underwriters and with respect to their unsold allotments or
subscriptions.

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article Twelfth, Section 3 of the First Amended and Restated Articles of Incorporation of Pacific CMA, included herewith as Exhibit 3.1, provides for the indemnification of Pacific CMA's officers and directors to the full extent permitted by Colorado law.

The officers and directors are indemnified under various provisions of the Colorado Business Corporation Act, which provide for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of Pacific CMA With respect to matters as to which Pacific CMA's officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence, in the performance of their duties to Pacific CMA, Colorado law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for which the court deems proper.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers, directors or persons controlling Pacific CMA pursuant to the foregoing, Pacific CMA has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

In accordance with the laws of the State of Colorado, Pacific CMA's Bylaws authorize indemnification of a director, officer, employee or agent of Pacific CMA for expenses incurred in connection with any action, suit, or proceeding to which he or the is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his or her duty. In addition, even a director officer, employee, or agent of Pacific CMA who was found liable for misconduct or negligence in the performance of his or her duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers, or persons controlling the issuing company in accordance with the foregoing provisions, Pacific CMA has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 25. Other Expenses of Issuance and Distribution.

Filing Fee	$100
Legal Fees	$15,000
Printing, Postage, Misc.	$5,000
TOTAL	$20,000

Item 26. Recent Sales of Unregistered Securities

Name	Date of Sale	Shares	Purchase Price Per Share	Aggregate Purchase Price
Alfred Lam	8/28/00	8,000,	$ -	$ -
Michael T. Williams	3/31/01	25,00	For services	
George Moseman	3/31/01	15,00	For services	
Stuart Douglas Smith	2/20/01	5,000	$0.25	$1,250

James Weingartner	3/01/01	5,000	$0.25	$1,250
John Massie	3/01/01	5,000	$0.25	$1,250
Reine Marulli di Barletta	3/01/01	5,000	$0.25	$1,250
Madam Au Sui Hing	3/01/01	5,000	$0.25	$1,250
Chan Chiu Yin	3/01/01	5,000	$0.25	$1,250
Chan Yeuk Shing	3/01/01	5,000	$0.25	$1,250
Cheng Kit Mei	3/01/01	5,000	$0.25	$1,250
Choi King Hung	3/01/01	5,000	$0.25	$1,250
Ho Sum Kui	3/01/01	5,000	$0.25	$1,250
Johnny Chan	3/01/01	5,000	$0.25	$1,250
Lam Chin Fung	3/01/01	5,000	$0.25	$1,250
Lam Shun Heung	3/01/01	5,000	$0.25	$1,250
Lam Kin Man	3/01/01	5,000	$0.25	$1,250
Lam Sung Ko	3/01/01	5,000	$0.25	$1,250
Lee Hung Ching	3/01/01	5,000	$0.25	$1,250
Lee Ki Yee	3/01/01	5,000	$0.25	$1,250
Leung Hoi Man	3/01/01	5,000	$0.25	$1,250
Tsang Hing Nam	3/01/01	5,000	$0.25	$1,250
Yau Cheuk Lun	3/01/01	5,000	$0.25	$1,250
Yau Siu Fung	3/01/01	5,000	$0.25	$1,250
Kathleen A. Adams	4/17/01	5,000	$0.25	$1,250
Jean Marie Almao	4/17/01	5,000	$0.25	$1,250
Kevin Ashby, M.D.	4/27/01	5,000	$0.25	$1,250
Correy Baker	4/17/01	4,000	$0.25	$1,000
Patrick Baker	4/17/01	5,000	$0.25	$1,250
Randall Baker	4/17/01	2,800	$0.25	$ 700
George E. Brown	4/17/01	5,000	$0.25	$1,250
Business Equity	4/17/01	5,000	$0.25	$1,250
Business O.C. Com, Inc.	4/17/01	5,000	$0.25	$1,250
Jack Carr	4/17/01	5,000	$0.25	$1,250
Steve Corbin	4/17/01	5,000	$0.25	$1,250
Lori X. Hammarlund	4/27/01	5,000	$0.25	$1,250
Edward M. Helzerman	4/30/01	2,500	$0.25	$625
Sharon M. Helzerman	4/30/01	2,500	$0.25	$625
Debbie A. Kozlowski	4/17/01	5,000	$0.25	$1,250
M/M Robert Lombard	4/17/01	5,000	$0.25	$1,250
Debra Micklis	3/08/01	5,000	$0.25	$1,250

Daniel Micklis	3/08/01	5,000	$0.25	$1,250
Freddie and Sylvia	4/27/01	1,000	$0.25	$250
Harry William Pflueger	4/27/01	5,000	$0.25	$1,250
Ralph Rosenberg	4/17/01	5,000	$0.25	$1,250
James H. Russell	4/17/01	5,000	$0.25	$1,250
Mark C. Russell	4/17/01	5,000	$0.25	$1,250
Patrick Sheedy	4/27/01	5,000	$0.25	$1,250
Robert Sheedy	4/30/01	5,000	$0.25	$1,250
Carl Van Skyke	4/30/01	2,500	$0.25	$625
Brad Smith	4/17/01	1,000	$0.25	$ 250
Adam Login	3/08/01	3,000	$0.25	$ 750
Ellen Farber	4/5/02	5,000	$0.25	$1,250
Geraldine Turner	3/6/01	5,000	$0.25	$1,250
Hannah Saunders	4/27/01	5,000	$0.25	$1,250
Gil Chrisikos	2/27/01	5,000	$0.25	$1,250
Nancy Decker	3/07/01	5,000	$0.25	$1,250
Kyriakos Konstantakis	3/06/01	5,000	$0.25	$1,250
Lawrence Coleman	2/27/01	5,000	$0.25	$1,250
Andrew Goodman	3/05/01	5,000	$0.25	$1,250
Barry Kantrowitz	3/05/01	5,000	$0.25	$1,250
Sanford & Elyse Login	3/01/01	5,000	$0.25	$1,250
Felice & Joel Brenner	4/03/01	5,000	$0.25	$1,250
Michael & Donna	3/06/01	5,000	$0.25	$1,250
Giuseppina Cavallo	3/15/01	5,000	$0.25	$1,250
Arnold Conrad	3/11/01	5,000	$0.25	$1,250
Alfredo D'Antonio	4/03/01	5,000	$0.25	$1,250
Denise M. D'Antonio	4/03/01	5,000	$0.25	$1,250
Steven D'Antonio	4/03/01	5,000	$0.25	$1,250
Tonino D'Antonio	4/03/01	5,000	$0.25	$1,250
Taso Denis	3/08/01	5,000	$0.25	$1,250
Edward Dennehy	4/03/01	5,000	$0.25	$1,250
Howard Dickson	3/08/01	5,000	$0.25	$1,250
Donna Farber	3/08/01	5,000	$0.25	$1,250
Santo Favano	4/03/01	5,000	$0.25	$1,250
Joseph S. Fusco	3/13/01	5,000	$0.25	$1,250
Barry & Michelle	4/06/01	5,000	$0.25	$1,250
Michael & Robin	4/06/01	5,000	$0.25	$1,250

Arlene Goodman	3/06/01	5,000	$0.25	$1,250
Joan and Robert Johnsen	3/13/01	5,000	$0.25	$1,250
Dave & Ellen Katzen	3/07/01	5,000	$0.25	$1,250
Ronald & Cynthia Keats	4/09/01	5,000	$0.25	$1,250
Michael and Rita Lee	3/08/01	4,000	$0.25	$1,000
Marilyn Levine	3/08/01	5,000	$0.25	$1,250
Ahmet & Edina	3/08/01	5,000	$0.25	$1,250
Melissa & Gianmarco	3/08/01	5,000	$0.25	$1,250
Nina Marazzo	3/09/01	5,000	$0.25	$1,250
Steven & Jodie Menchel	3/07/01	5,000	$0.25	$1,250
Starr & Stanley	3/08/01	5,000	$0.25	$1,250
Jonthan T. Miller	3/12/01	5,000	$0.25	$1,250
Peter & Randi Million	3/08/01	5,000	$0.25	$1,250
Linda Murphy	3/08/01	5,000	$0.25	$1,250
Carol Palmeri	3/07/01	5,000	$0.25	$1,250
Shari & Scott Saunders	3/08/01	5,000	$0.25	$1,250
Elisa R. Schindler	3/19/01	5,000	$0.25	$1,250
Gary Stein	3/08/01	5,000	$0.25	$1,250
Frank / Irene Testa	3/08/01	5,000	$0.25	$1,250
Paul Woldar	3/11/01	5,000	$0.25	$1,250
James Ming Yeung	3/19/01	5,000	$0.25	$1,250
Frank Zambuto	3/08/01	5,000	$0.25	$1,250
Irina Zolina-	4/03/01	5,000	$0.25	$1,250
Lori Sosna	4/27/01	5,000	$0.25	$1,250
Milton Sussman	4/27/01	5,000	$0.25	$1,250
Willam and Robyn	4/27/01	5,000	$0.25	$1,250
Mark Taylor	3/08/01	5,000	$0.25	$1,250
Charles McCallion	4/17/01	5,000	$0.25	$1,250

All but 40,000 shares issued for services were sold for $.25 per share by officers and directors for no consideration in an offering under Rule 506/ Section 4(2) of the 1933 Act.

Item 27. Exhibits.

Exhibit No. Document

3.1   Articles of Incorporation (incorporated by reference from Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on October 14, 1999).

3.2   Bylaws (incorporated by reference from Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on October 14, 1999).

4.1   Specimen Common Stock Certificate (incorporated by reference from Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on October 14, 1999).

5.1   Opinion re Legality and Consent of Counsel - Williams Law Group, P.A. (incorporated by reference from Registration Statement on Form SB-2/A filed with the Securities and Exchange Commission on July 13, 2001).

5.1b   Opinion re Legality and Consent of Counsel - Frascona Joiner Goodman and Greenstein, P.C.

10.1   Freight forwarding contract (incorporated by reference from Registration Statement on Form SB-2/A filed with the Securities and Exchange Commission on July 13, 2001).

23.2   Consent of Moores Rowland, independent certified public accountants.

23.3   Consent of Williams Law Group, P.A. (incorporated by reference from Registration Statement on Form SB-2/A filed with the Securities and Exchange Commission on July 13, 2001).

23.3b   Consent of Frascona Joiner Goodman and Greenstein, P.C.

All other Exhibits called for by Rule 601 of Regulation SB-2 are not applicable to this filing.

ITEM 28.   UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes to:
1.   File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

   i.   Include any prospectus required by section 10(a)(3) of the Securities Act;

   ii.   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.   iii.Include any additional or changed material information on the plan of distribution.

2.   For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4.	Respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

5.	Supply by means of a post-effective amendment all information concerning a transaction, and we being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific CMA, INC.

By:/S/ ALFRED LAM
        Alfred Lam, President, Treasurer [Principal Executive/Accounting/Financial Officer] and Director

By:/S/ LOUISA CHAN
        Director

By:/S/ SCOTT TURNER
        Director

Date: August 21, 2001

EXHIBIT 5.1 OPINION RE LEGALITY AND CONSENT OF COUNSEL - FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

Frascona Joiner Goodman and Greenstein, P.C.
4750 Table Mesa Drive
Boulder, CO 80305
ph.: 303 494 3000
fax: 303 494 6309

August 21, 2001

Board of Directors
Pacific CMA, Inc
4750 Table Mesa Drive
Boulder, Colorado 80305

Gentlemen:

We have acted as your counsel in the preparation of a Third Amended Registration Statement on SB-2/A (the "Registration Statement") filed by you with the Securities and Exchange Commission covering shares of Common Stock of Pacific CMA, Inc. (the "Stock").

In so acting, we have examined and relied upon such records, documents and other instruments as in our judgment are necessary or appropriate in order to express the opinion hereinafter set forth and have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

Based on the foregoing, we are of the opinion that:

The Stock, when issued and delivered in the manner and/or the terms described in the Registration Statement (after it is declared effective), will be duly and validly issued, fully paid and nonassessable.

We hereby consent to the reference to our firm's name as an expert in the Registration Statement and to the use of this opinion as an exhibit to the Registration Statement.

Sincerely yours,
Frascona, Joiner, Goodman and Greenstein, P.C.

By: Gary S. Joiner

GSJ:gcc

EXHIBIT 23.2 - CONSENT OF MOORES ROWLAND, INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


34th Floor, The Lee Gardens
33 Hysan Avenue
Causeway Bay, Hong Kong

Telephone (852) 2902 5555
Facsimile   (852) 2610 0032


20 August 2001

CONSENT OF INDEPENDENT AUDITORS

We consent to the inclusion in the Registration Statement Form SB-2 (Amendment No. 3) of our report dated 30 March 2001, on our audits of the consolidated financial statements of Pacific CMA, Inc. as of December 31, 1999 and 2000 and for the years then ended. We also consent to the reference to our firm under the caption "Experts".

Moores Rowland
Chartered Accountants
Certified Public Accountants
Hong Kong

EXHIBIT 23.3b - CONSENT OF FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

Frascona Joiner Goodman and Greenstein, P.C.
4750 Table Mesa Drive
Boulder, CO 80305
ph.: 303 494 3000
fax: 303 494 6309

August 21, 2001

Board of Directors
Pacific CMA, Inc
4750 Table Mesa Drive
Boulder, Colorado 80305

Gentlemen:

We have acted as your counsel in the preparation of a Third Amended Registration Statement on SB-2/A (the "Registration Statement") filed by you with the Securities and Exchange Commission covering shares of Common Stock of Pacific CMA, Inc. (the "Stock").

In so acting, we have examined and relied upon such records, documents and other instruments as in our judgment are necessary or appropriate in order to express the opinion hereinafter set forth and have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

Based on the foregoing, we are of the opinion that:

The Stock, when issued and delivered in the manner and/or the terms described in the Registration Statement (after it is declared effective), will be duly and validly issued, fully paid and nonassessable.

We hereby consent to the reference to our firm's name as an expert in the Registration Statement and to the use of this opinion as an exhibit to the Registration Statement.

Sincerely yours,
Frascona, Joiner, Goodman and Greenstein, P.C.

By: Gary S. Joiner

GSJ:gcc